Form 10-K, Exhibit 13
period 2000-12-31
ON SEMICONDUCTOR CORP
filed 2001-03-30
CIK 1097864

                                                                EXHIBIT 13

"Take a breath. In the amount of time it took you to do that, ON Semiconductor produced 1,600 chips; 12,000 in the time it took to tie your shoes this morning; 2,800,000 in an hour; 25 billion in the year 2000."

ON SEMICONDUCTOR -- EXCELLENCE BY DESIGN

     ON Semiconductor designs and manufactures products critical to the functioning of today's digital world. Semiconductors, the small silicon-based devices that enable the digital revolution, control the flow of electricity in the equipment that makes our world easier to manage and more enjoyable to live in.

     The principal end-user markets for ON Semiconductor products are networking and computing, wireless communications, consumer, automotive and industrial electronics. Our products can be found in routers, switches and other advanced networking equipment, computers, servers, cellular telephones, portable electronics, industrial automation and control systems and many other electronic devices.

     The company boasts three main product lines: broadband (application specific products, communication integrated circuits, clock and data distribution, translators and drivers); power management (amplifiers, voltage regulators, interfaces, controllers and comparators); and standard semiconductors.

     In little more than a year, ON Semiconductor commenced business as an independent company, conducted a successful initial public offering and acquired Cherry Semiconductor. ON Semiconductor is now positioned as one of the top two suppliers of power management devices and a global leader in broadband solutions.

     ON Semiconductor continues to prove itself as a fast mover in the industry. The company generates 51% of its revenue from high-margin, high-profit Integrated Circuits (ICs), an increase of seven percentage points in 2000 alone.

     The company is committed to tripling its investment in research and development, or 5% to 6% of annual sales revenue, over the next three years.

[ARTWORK]

NETWORKING & COMPUTING APPLICATIONS:
Routers, networking, cable and other high-speed modems, set-top boxes, laser printers, scanners, Ethernet cards, disk drives.

[RESEARCH & DEVELOPMENT             [THE INNOVATION ENGINE
  SPENDING BAR CHART]               (number of new products)
                                           BAR CHART]

                                   [ARTWORK]

                      WIRELESS COMMUNICATION APPLICATIONS:
   Portable electronic devices, cellular phones, pagers, satellite receivers.


         ON Semiconductor's International design centers provide the innovation that has enabled the company to introduce more than 400 new products in the past year. Many of these devices are solid revenue generators with significant product life cycles. ON Semiconductor owns more than 740 U.S. and foreign patents, 57 trademarks and intellectual property rights in as many as 39 semiconductor fabrication processes.

         ON Semiconductor's products are the great enablers of connectivity, convergence, capacity and portability that characterize our highly mobile, information dependent society. The freedom of wireless communications and the instantaneous access to information through the Internet are but two examples of the capabilities that semiconductors bring to our world.

                      O N   S E M I C O N D U C T O R  --
            A   L E A D E R   I N   P O W E R   M A N A G E M E N T

         The Venture Development Corporation(TM) estimates that the global power-management market will grow at a compounded annual rate of 27% to $10 billion in 2003. The demand for smaller, more efficient portable electronic devices such as cell phones, Personal Digital Assistants (PDA), and smart appliances drive this growth trend.

         ON Semiconductor designs and manufactures voltage-supervisory, battery-management, Radio-Frequency (RF)amplifier control, Input/Output (I/O) protection and smart card interface ICs that meet numerous requirements for portable electronics and cellular communications. Do you have a cell phone? If you do, it is more than likely you also own several of ON Semiconductor's industry-leading products that ensure precise distribution of power across the device. The company is a major supplier of products to most major cellular phone

[ARTWORK]

                                                                             4/5

"As one of the pioneers of the world's fastest logic silicon...we still lead the market three decades later."


manufacturers. Every time you hit the send button on your phone, ON Semiconductor products help turn your wireless communications into a reality.

     ON Semiconductor continues to develop and introduce power-management ICs that enable longer battery life for smaller, more efficient portable electronic devices. The company produces the devices that extend the life of your phone's battery, enabling you to carry your phone over increasing periods of time. In the not-so-distant future, advances in battery composition and power-management semiconductor design will enable you to use your phone for up to a year before recharging.

BROADBAND--WORLD'S FASTEST LOGIC SILICON

     It is almost impossible to send an email message or surf the Internet without using ON Semiconductor's products. You can find the company's devices in your computer, the high-speed modem, the router at your service provider's central office and in the advanced switches that are the backbone of the Internet.

     Venture Development Corporation estimates the broadband IC market will grow 28% at a compounded annual rate from $1.3 billion in 1999 to $3.5 billion in 2003. As one of the pioneers of the world's fastest logic silicon, ON Semiconductor is uniquely positioned to take advantage of this growth.

[ARTWORK]

CONSUMER ELECTRONIC APPLICATIONS:
DVD players, home security systems, small household appliances, smart cards.

                              [ ] [ ] [ ]
                                  [ ] [ ] [ ]    [ARTWORK]

                      AUTOMOTIVE ELECTRONIC APPLICATIONS:
    GPS and navigational tools, air bag controls, anti-lock braking systems.


     Already positioned as a global leader in this market, ON Semiconductor designs, develops and supplies clock management, high-performance digital and communications ICs for the high-growth broadband communications markets. Applications in these markets include fiber-optic modules, communication and networking switches, high-end routers, high-performance work stations, highly dense memory modules, storage-area networks and precision measurement test systems.

     ON Semiconductor provides broadband semiconductor technology that has evolved into an essential component of the global networking backbone. The company pioneered the development of high-performance silicon products under the broadband umbrella to address increased performance demands of next-generation networking equipment. ON Semiconductor is creating advanced semiconductor processes that employ deep sub-micron technology optimized for performance in OC-192 systems and beyond.

     As demand for bandwidth rapidly accelerates, service providers strive to be the first to deploy broadband multi-service networks. Network equipment manufacturers are challenged to meet the requirement for products that can help break the bandwidth bottleneck. This next generation of networking equipment must be able to do significantly more in less space and at lower power while maintaining high-performance specifications.

     ON Semiconductor is creating high-performance semiconductors that are critical in powering broadband equipment that supports the global networking infrastructure. As the number of users increase the load on the Internet infrastructure, ON Semiconductor will be there to provide the silicon solutions for the next-generation network equipment.

                                   [ARTWORK]
                1992         1995         1999        TODAY

STANDARD SEMICONDUCTORS--DISCRETES AND BEYOND

     ON Semiconductor's discrete and standard logic businesses provide the company with scale and leverage in its manufacturing capability. These businesses, growing more than 7% last year, provide ON Semiconductor with a powerful complement to its growth engines and strategies because of their low level of reinvestment, product pull through and cash generation. Discretes play an important role in virtually every device that uses power.



                                                                             6/7

[ARTWORK]

INDUSTRIAL APPLICATIONS: Automation and control systems, power supplies, motor controls, lighting controls.

     As consumer demand increases for competitively priced portable-electronic devices with increased functionality, engineers face the difficult task of fitting an increasing number of faster, smaller and noise-sensitive micropackages into ever-shrinking design space. ON Semiconductor solves these design issues by using advanced manufacturing processes to deliver a low-cost family of discrete-integration devices.

     Micropackaging and discrete-integration capabilities enable the company to significantly reduce the component count and the required printed-circuit board space that are not possible with traditional techniques.

CUSTOMERS - THE DRIVING FORCE OF THE COMPANY'S SUCCESS

     ON Semiconductor's focus on service, growth, cost and speed resonate with its customers. In fact, its customers recognized the company with more than 15 awards as a leading supplier during the past year. ON Semiconductor sells its products to customers around the world including original equipment manufacturers, such as Cisco Systems, Lucent, Nortel Networks, Nokia, Motorola, Visteon, Sony and Sun Microsystems, electronic manufacturing service providers, such as Celestica, Flextronics, SCI and Solectron, and global distributors, such as Arrow and Avnet.

ON SEMICONDUCTOR - THE GLOBAL START UP

     From its headquarters in Phoenix, Arizona, the company commands nine manufacturing facilities, eleven design centers, over 14,000 employees and numerous sales offices strategically placed worldwide to meet the needs of its global customers.

     ON Semiconductor has design operations in San Jose and Irvine, California; Phoenix and Chandler, Arizona; East Greenwich, Rhode Island; Grenoble and Toulouse, France; Roznov, Czech Republic; Tokyo and Aizu, Japan; and Hong Kong, China.

     The company operates manufacturing facilities in Arizona and Rhode Island in the United States, China, the Czech Republic, Japan, Malaysia, Mexico, the Phillippines and Slovak Republic, directly or through joint ventures.


*Venture Development Corporation, the global market for power supply and power management integrated circuits, second edition, December 2000.

    The following table sets forth our selected financial data for the periods indicated. We derived the statement of operations data set forth below for the year ended December 31, 2000 and the period from August 4, 1999 through December 31, 1999, and the balance sheet data for December 31, 2000 and 1999, from our audited historical post-Recapitalization consolidated financial statements. We derived the statement of operations data set forth below for the years ended December 31, 1998, 1997 and 1996 and the period from January 1, 1999 through August 3, 1999, and balance sheet data as of December 31, 1998, 1997 and 1996, from our audited combined financial statements prior to our Recapitalization. You should read this information in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our audited consolidated financial statements and our audited combined financial statements included in Exhibit 13 in this Form 10-K.

                                                POST-RECAPITALIZATION                        PRE-RECAPITALIZATION
                                                ---------------------                        --------------------

                                                                AUGUST 4,    JANUARY 1,
                                                                  1999          1999
                                            YEAR  ENDED          THROUGH       THROUGH
                                           DECEMBER 31,       DECEMBER 31,    AUGUST 3,             YEAR ENDED DECEMBER 31,
                                           ------------       ------------    ---------             -----------------------
                                                2000              1999          1999             1998        1997      1996
                                           ------------------ -----------   -----------      ----------- -----------  --------

  STATEMENT OF OPERATIONS DATA:                              (IN MILLIONS, EXCEPT PER SHARE     DATA)


Total revenues                             $2,073.9            $798.7         $986.4           $1,657.6     $1,992.7     $1,907.5

Write-off acquired in-process research
and development(1)                             26.9               --              --                --           --            --

Restructuring charges                           4.8               3.7             --              189.8          --            --

Extraordinary loss on debt prepayment(2)       17.5               --              --                --           --            --

Net income (loss)(3)                           71.1              29.8           104.8             (136.3)      270.0        289.7

Diluted earnings per common share (4)        $ 0.38           $  0.13


                                                    DECEMBER 31,                                      DECEMBER 31,
                                                    ------------                                     ------------
                                                2000             1999                        1998        1997         1996
                                                ----             ----                        ----        ----         ----
  BALANCE SHEET DATA:

  Total assets                                $2,023.0           $1,616.8                   $840.7      $935.3       $768.9

  Long-term debt, less current portion(5)      1,252.7            1,295.3

  Redeemable preferred stock(6)                    --               219.6                      --          --           --

  Stockholders equity(deficit)/business          337.7             (247.7)                   681.0      866.4        746.1
  equity(7)



-------
(1) Write-off of acquired in-process research and development relates to the April 2000 acquisition of Cherry Semiconductor Corporation.

(2) Prepayment penalties, redemption premiums and the write-off of deferred debt issuance costs were incurred in connection with the repayment of debt in 2000 net of tax.

(3) Prior to our Recapitalization, cost of sales, research and development expenses, selling and marketing expenses, general and administrative expenses and interest expense included amounts allocated to us by Motorola. In addition, Motorola did not allocate income tax expense to us.

(4) Diluted earnings per common share for the year ended December 31, 2000 and the period from August 4, 1999 to December 31, 1999 are calculated by deducting dividends on our redeemable preferred stock of $8.8 million and $10.6 million, respectively, from net income for such periods and then dividing the resulting amounts by the weighted average number of common shares outstanding (including the incremental shares issuable upon the assumed exercise of stock options) during such periods.

(5) It is not meaningful to show long-term debt, less the current portion prior to our Recapitalization because Motorola's cash management system was not designed to track centralized cash and related financing transactions to the specific cash requirements of our business.

(6) Repaid with a portion of the proceeds from our initial public offering.

(7) For periods prior to our Recapitalization, business equity represented Motorola's ownership interest in our net assets. All cash transactions, accounts receivable, accounts payable in the United States, other allocations and intercompany transactions were reflected in this amount. For periods subsequent to our Recapitalization, our stockholders' equity(deficit) consisted of our common stock, paid-in-capital, accumulated other comprehensive income(loss) and accumulated deficit.


                                                                             8/9

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with our audited historical post-Recapitalization consolidated financial statements and our audited historical pre-Recapitalization combined financial statements, which are included elsewhere in this Annual Report to Stockholders. The post-Recapitalization consolidated financial statements present our consolidated financial position, results of operations and cash flows on a stand-alone basis. The pre-Recapitalization combined financial statements present the combined revenues less direct and allocated expenses before taxes of the business of Motorola's Semiconductor Components Group prior to our August 4, 1999 Recapitalization and are not intended to be a complete presentation of the results of operations or cash flows that would have been recorded by us on a stand-alone basis.

    ON Semiconductor is a global supplier of high performance broadband and power management integrated circuits and standard semiconductors used in numerous advanced devices ranging from high speed fiber optic networking equipment to the precise power management functions found in today's advanced portable electronics.

    Recent Developments. Entering 2001, we continue to experience slowing demand for our products as customers have delayed or cancelled bookings in order to manage their inventories in line with incoming business. With the recent economic downturn, our customers are unable to provide us with much visibility to their expected requirements. We project net product revenues for the first quarter of 2001 to be down approximately 30% from the fourth quarter of 2000, with an expected loss per share of approximately $0.13-$0.15, excluding restructuring charges and amortization of goodwill and other intangibles. In the fourth quarter of 2000 we reported net product revenues of $490.7 million and net income of $21.2 million, or $0.12 per share, excluding amortization of goodwill and other intangibles. We are managing our resources prudently, staying close to our customers for signals of an upturn and continuing our new product development efforts. We will continue to actively adjust our cost structure to limit the impact of reduced revenue on profitability. Cost reduction actions include accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our materials suppliers to further lower cost, and aggressively streamlining our overhead. As a result of actions already initiated, we expect to incur a restructuring charge in the first quarter 2001. We estimate the cash portion of this restructuring charge will be approximately $30-40 million (before income taxes), primarily associated with severance costs. We plan to continue to execute on our long-range growth plan in broadband and power management solutions while appropriately managing short-term demand fluctuations.

    Recapitalization and initial public offering. Immediately prior to our Recapitalization, we were a wholly-owned subsidiary of Motorola. We held and continue to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola's Semiconductor Products Sector ("SCG"). As part of our Recapitalization, an affiliate of the Texas Pacific Group purchased our common shares from Motorola for $337.5 million, and we redeemed common stock held by Motorola for a total of approximately $952 million. As a result, Texas Pacific Group's affiliate owned approximately 91% and Motorola owned approximately 9% of our voting common stock. To finance a portion of the Recapitalization, Semiconductor Components Industries, LLC ("SCI LLC"), our primary domestic operating subsidiary, borrowed $740.5 million under senior secured bank facilities, we and SCI LLC issued $400 million of senior subordinated notes and SCI LLC issued a $91 million junior subordinated note to Motorola. We also issued mandatorily redeemable preferred stock with a total liquidation preference of $209 million to Motorola and Texas Pacific Group's affiliate. Because Texas Pacific Group's affiliate did not acquire substantially all of SCG's common stock, the basis of SCG's assets and liabilities for financial reporting purposes was not impacted by our Recapitalization. At the time of the Recapitalization, Motorola agreed to provide us with transition and manufacturing services in order to facilitate our transition to a stand-alone company independent of Motorola.

    On May 3, 2000, we completed the initial public offering of our common stock, selling 34.5 million shares with an issue price of $16 per share. Net proceeds from the IPO (after deducting issuance costs) were approximately $514.8 million. The net proceeds were used to redeem all outstanding preferred stock (including accrued dividends), redeem a portion of the senior subordinated notes and prepay a portion of the loans outstanding under the senior bank facilities. In connection with this debt prepayment, we incurred prepayment penalties and redemption premiums of $17.3 million and wrote off $11.9 million of debt issuance costs. These amounts, totaling $29.2 million ($17.5 million or $0.11 per share, net of income taxes), have been classified as an extraordinary loss in the consolidated statement of operations and comprehensive income for 2000.

    Acquisition. On April 3, 2000, we acquired all of the outstanding capital stock of Cherry Semiconductor Corporation for approximately $253.2 million in cash (including acquisition related costs), which was financed with cash on hand and borrowings of $220.0 million under our senior bank facilities. Cherry, which was renamed Semiconductor Components Industries of Rhode Island, Inc., designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets, and had revenues for its fiscal year ended February 29, 2000 of $129.1 million.

    The Cherry acquisition was accounted for using the purchase method of accounting and, as a result, the purchase price and related costs were allocated to the estimated fair value of assets acquired and liabilities assumed at the time of the acquisition based on independent appraisals and management estimates as follows (in millions):

    Fair value of tangible net assets............................................................   $   71.3
    Developed technology.........................................................................       59.3
    In-process research and development..........................................................       26.9
    Assembled workforce..........................................................................       10.0
    Excess of purchase price over net assets acquired (goodwill).................................       85.7
                                                                                                    --------
                                                                                                    $  253.2
                                                                                                    ========

    Developed technology and assembled workforce are being amortized on a straight-line basis over estimated useful lives of five years while goodwill is being amortized over an estimated life of ten years. Accumulated amortization of these intangible assets totaled $16.8 million at December 31, 2000.

    The fair value of the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. Significant assumptions that had to be made in using this approach included revenue and operating margin projections and determination of the applicable discount rate. The fair value of the acquired in-process research and development was based on sales forecasts and cost assumptions projected to be achievable by Cherry on a standalone basis. Operating margins were based on cost of goods sold and selling, general and administrative expenses as a percentage of revenues. All projected revenue and cost information was based on historical results and trends and did not include any synergies or cost savings that may result from the acquisition. The rate used to discount future projected cash flows resulting from the acquired in-process research and development was 20%, which was derived from a weighted average cost of capital analysis adjusted upward to reflect additional risks inherent in the development life cycle.

    At the date of acquisition, the in-process research and development had not yet reached technological feasibility and no alternative future uses had been identified. Accordingly, these costs were expensed as of the acquisition date. The expected release dates for the products incorporating the acquired technology vary, but we expect that such products will be completed and begin to generate cash flows in 2001. The ultimate development of these technologies remains a significant risk due to the remaining efforts required to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and significant competitive threats from numerous companies. The nature of the efforts to develop the acquired technology into commercially viable products consists principally of design and development, engineering and testing activities necessary to determine that the product can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on our business and operating results.

    The forecasts used in valuing the acquired in-process research and development were based upon assumptions we believe are reasonable; however, such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. There can be no assurance that the underlying assumptions used to estimate expected project sales or profits, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results.

    Cherry's results of operations have been included in our consolidated results from the date of acquisition. The following pro forma disclosures present our results of operations for 2000 as if we had acquired Cherry as of January 1, 2000 (in millions, except per share data):

                                                                                                   (unaudited)
    Total revenues                                                                                 $ 2,110.3
    Net income before extraordinary loss                                                                85.4
    Net income                                                                                          67.9
    Diluted earnings per share before extraordinary loss                                           $    0.46
    Diluted earnings per share                                                                     $    0.35

    These amounts include the results of Cherry for the first quarter of 2000 and are adjusted to reflect interest and amortization charges that would have occurred had the purchase taken place on January 1, 2000. The amounts are based upon certain assumptions and estimates, and do not reflect any benefit from any cost savings, which might be achieved from combined operations. The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated as of January 1, 2000.

    Market. Our products are sold primarily to three different customer bases: original equipment manufacturers, electronic manufacturing service providers, and distributors. Since the products we sell are ultimately purchased by end users for use in a variety of markets, we are less dependent on either specific customers or specific end-use applications. Direct sales to original equipment manufacturers, electronic manufacturing service providers, and distributors accounted for approximately 43%, 12% and 45%, respectively, of our net product revenues in 2000 and approximately 48%, 8%, and 44%, respectively, of our net product revenues in 1999. We expect overall sales to original equipment manufacturers to continue to decline as a percentage of sales as these customers increasingly purchase component products through distributors or outsource their manufacturing to electronic manufacturing service providers. Distributors and electronic manufacturing service providers are representing a larger share of the market in general, and we expect these


                                                                           10/11
customers to represent a larger percentage of our total addressable market in the future. We do not anticipate any significant effect on our overall sales from this shift in customer base.

     Market share. We experienced a decline in our market share from 1994 through 2000. Our market share as a percentage of our total addressable market was 10.3% in 1994, 9.1% in 1995, 8.6% in 1996, 8.5% in 1997, 7.9% in 1998, 7.3%
in 1999 and 6.6% in 2000. We believe this decline was attributable primarily to the emphasis of Motorola's Semiconductor Products Sector, prior to our Recapitalization, on the sale of more complex and higher-priced semiconductors, including the diversion of research and development, capital expenditures and manufacturing capacity to these products and incentives provided to their sales force and third-party distributors linked to the sale of these products. Although our total addressable market may continue to decline in 2001, we expect that any such decline will not materially affect our operating results because we have chosen to focus on products with significant growth potential, such as analog and emitter-coupled logic ("ECL") products.

     Joint ventures. We have a majority ownership in two joint ventures located in the Czech Republic. As we have the ability to control these joint ventures, we have consolidated them in our financial statements. We also have a majority interest in a Chinese joint venture and, through January 31, 2001, a 50% interest in a joint venture located in Malaysia. As we do not have the ability to control these joint ventures, we use the equity method to account for them in our financial statements.

     The other owner of the Malaysia joint venture is Philips Semiconductors International B.V.("Philips") The terms of the joint venture agreement provide Philips with the right to purchase our interest, between January 2001 and July 2002. On February 1, 2001, Philips exercised its purchase right, acquiring full ownership of this joint venture. This transaction resulted in proceeds of approximately $20.4 million and a pretax gain of approximately $3.2 million. We do not expect the acquisition by Philips to have a material impact on our financial condition or results of operations. See "Business Overview -- Manufacturing Operations".

RESULTS OF OPERATIONS

    Earnings per common share. Our diluted earnings per share on an actual and adjusted basis for 2000 and for the period from August 4, 1999 to December 31, 1999 is as follows:

                                                           PERIOD FROM AUGUST 4, 1999          YEAR ENDED
                                                           THROUGH DECEMBER 31, 1999        DECEMBER 31, 2000
                                                           -------------------------       -------------------
                                                       IN MILLIONS         PER SHARE       IN MILLIONS      PER SHARE
                                                       -----------------------------     -----------------------------

Net income                                              $   29.8                          $    71.1
Less: Redeemable preferred stock dividends                 (10.6)                              (8.8)
                                                           ------                              -----
Net income available for common stock                       19.2           $  0.13             62.3        $   0.38
Plus: (net of tax)
  Amortization of goodwill and other                          --                 --            10.1            0.06
  intangibles
  Write-off of acquired in-process research                   --                 --            16.1            0.10
  and development
  Restructuring charges                                     3.7               0.03              2.9            0.02
  Extraordinary loss                                         --                 --             17.5            0.10
                                                          ------             -------         ------           -----
Adjusted net income available for common stock           $ 22.9            $  0.16         $  108.9        $   0.66
                                                       ========            =========       ========        =========
Weighted average common shares outstanding:               144.6                               165.6
Diluted                                                  ======                               =====


    The following table summarizes certain information relating to our operating results that has been derived from our audited post-Recapitalization consolidated financial statements and our audited pre-Recapitalization combined financial statements (in millions):

                                                          PRE-                    POST-                           POST-
                                                     RECAPITALIZATION         RECAPITALIZATION   PRO FORMA    RECAPITALIZATION
                                                     ----------------         ----------------   ---------    ----------------
                                                                    JANUARY 1    AUGUST 4           YEAR            YEAR
                                                    YEAR ENDED       THROUGH      THROUGH           ENDED           ENDED
                                                    DECEMBER 31,    AUGUST 3,  DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                                        1998          1999         1999             1999            2000
                                                    ------------  ------------ ------------     ------------    ------------

            Revenues:
              Net product revenues                    $ 1,495.3      $ 895.4      $ 728.8         $ 1,624.2       $ 2,012.2
              Foundry revenues                            162.3         91.0         69.9             160.9            61.7
                                                      ---------      -------      -------         ---------       ---------
                Total revenues                          1,657.6        986.4        798.7           1,785.1         2,073.9
            Cost of sales                               1,222.3        711.3        573.3           1,284.6         1,355.0
                                                      ---------      -------      -------         ---------       ---------
            Gross profit                                  435.3        275.1        225.4             500.5           718.9
                                                      ---------      -------      -------         ---------       ---------
            Operating expenses:
              Research and development                     67.5         34.3         16.3              50.6            69.2
              Selling and marketing                        92.4         39.0         24.6              63.6           100.1
              General and administrative                  205.7         89.4         77.3             166.7           233.4
              Amortization of goodwill and other
            intangibles                                    --            --           --              --               16.8
             Write-off of acquired in-process
            research and development                       --            --           --              --               26.9
             Restructuring charges                        189.8           --          3.7               3.7             4.8
                                                      ---------        -------     -------         ---------       ---------

               Total operating expenses                   555.4        162.7        121.9             284.6           451.2
                                                      ---------      -------      -------         ---------       ---------
            Operating income (loss)                      (120.1)       112.4        103.5             215.9           267.7
                                                      ---------      -------      -------         ---------       ---------
            Other income (expenses), net:
              Interest expense                            (19.8)        (9.1)       (55.9)            (65.0)         (131.2)
              Equity in earnings of joint ventures          5.7          2.4          1.4               3.8             4.4
                                                       ---------      -------      -------         ---------       ---------
                Other income (expenses), net              (14.1)        (6.7)       (54.5)            (61.2)         (126.8)
                                                       ---------      -------      -------         ---------       ---------
            Income before income taxes,  minority
              interests and extraordinary loss           (134.2)       105.7         49.0             154.7           140.9
            Minority interests                             (2.1)        (0.9)        (1.1)             (2.0)           (2.2)
                                                       ---------      -------      -------         ---------       ---------
            Revenues less direct and allocated
              expenses before taxes                   $  (136.3)     $ 104.8         47.9          $  152.7           138.7
                                                      =========      =======                      ===========
            Provision for income taxes                   n/a            n/a         (18.1)            n/a             (50.1)
                                                                                    -----                          --------
            Net income before extraordinary loss         n/a            n/a          29.8            n/a               88.6

            Extraordinary loss on debt prepayment,
              net of tax                                 n/a            n/a           --             n/a              (17.5)
                                                                                 ----------                         --------
            Net income                                   n/a            n/a         $29.8            n/a            $  71.1
                                                                                    =====                          =========

                                                                           12/13

    The following table summarizes certain information related to our operating results expressed as a percentage of net product revenues:

                                                              PRE-                  POST-                        POST-
                                                        RECAPITALIZATION       RECAPITALIZATION  PRO FORMA    RECAPITALIZATION
                                                       ----------------        ----------------  ---------    ----------------

                                                                    JANUARY 1    AUGUST 4           YEAR          YEAR
                                                    YEAR  ENDED      THROUGH      THROUGH           ENDED         ENDED
                                                    DECEMBER 31,    AUGUST 3,  DECEMBER 31,     DECEMBER 31,  DECEMBER 31,
                                                        1998          1999         1999             1999          2000
                                                    ------------  ------------ ------------     ------------  --------

            Revenues:
              Net product revenues                       100.0%        100.0%      100.0%          100.0%        100.0%
              Foundry revenues                            10.9          10.2         9.6             9.9           3.1
                                                          ----          ----       -----           -----         -----
                Total revenues                           110.9         110.2       109.6           109.9         103.1
                Cost of sales                             81.8          79.5        78.7            79.1          67.4
                                                         -----         -----       -----           -----         -----
            Gross profit                                  29.1          30.7        30.9            30.8          35.7
                                                        -----          -----       -----           -----         -----
            Operating expenses:
              Research and development                     4.5           3.8         2.2             3.1           3.5
              Selling and marketing                        6.2           4.4         3.4             3.9           5.0
              General and administrative                  13.8          10.0        10.6            10.3          11.6
               Amortization of goodwill and other          --            --           --              --           0.8
             intangibles
               Write-off of acquired in-process            --            --           --              --           1.3
             research and development
              Restructuring charges                       12.7           --           0.5             0.2          0.2
                                                         -----          ----        -----           -----        -----
                Total operating expenses                  37.2          18.2         16.7            17.5         22.4
                                                         -----         -----        -----           -----        -----
            Operating income (loss)                      (8.1)          12.5         14.2            13.3         13.3
                                                         -----         -----        -----           -----        -----
            Other income (expenses), net:
              Interest expense                           (1.3)          (1.0)       (7.7)           (4.0)         (6.5)
              Equity in earnings of joint ventures        0.4            0.3         0.2             0.2           0.2
                                                         -----          -----      -----           -----         -----
                Other income (expenses), net             (0.9)          (0.7)       (7.5)           (3.8)         (6.3)
                                                        -----          -----       -----           -----         -----
            Income before income taxes,  minority
              interests and extraordinary loss           (9.0)          11.8         6.7             9.5           7.0
               Minority interests                        (0.1)          (0.1)       (0.2)           (0.1)         (0.1)
                                                       -------         -------      -----       --------       --------
               Revenues less direct and allocated
               expenses before taxes                     (9.1)%         11.7%        6.5             9.4%          6.9
                                                     ==========      ==========                    =======
               Provision for income taxes               n/a             n/a         (2.4)            n/a          (2.5)
                                                                                    -----                       --------
               Net income before extraordinary loss     n/a             n/a          4.1             n/a           4.4
            Extraordinary loss on debt prepayment       n/a             n/a           -              n/a          (0.9)
                                                                                     ----                          -----
            Net income                                  n/a             n/a          4.1%            n/a           3.5%
                                                                                     ===                           =====

YEAR ENDED DECEMBER 31, 2000 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1999

    Total revenues. Total revenues increased $288.8 million, or 16.2%, to $2,073.9 million in 2000 from $1,785.1 million in 1999, due to an increase in net product revenues, partially offset by a planned decrease in foundry revenues as described below.

    Net product revenues. Net product revenues increased $388.0 million, or 23.9%, to $2,012.2 million in 2000 from $1,624.2 million in 1999. Unit volume increased by 32.5% in 2000 compared to 1999, while the average selling price for our products decreased by 6.5%, primarily as a result of increased micropackaged business, in higher volume, lower average selling price small signal products. Net revenues for broadband products, which accounted for 15.5% of net product revenues in 2000, increased 50.4% compared to 1999 as a result of a strong increase in demand for ECL products. Net revenues for analog products, which accounted for 26.5% of net product revenues in 2000, increased 61.6% compared to 1999 as a result of the Cherry acquisition and increased demand in the power management market. Net revenues for standard semiconductor products, which accounted for 58.0% of net product revenues for 2000, increased 7.4% compared to 1999, fueled mainly by increased demand in micropackaged products within the small signal and rectifier product families. Other product families, including thyristors, TMOS, and standard logic also experienced revenue growth due to increases in demand. Approximately 46%, 33% and 21% of our net product revenues were derived from the Americas, Asia/Pacific and Europe (including the Middle
East), respectively, in both 2000 and 1999.

    Foundry revenues. Foundry revenues decreased $99.2 million, or 61.7%, to $61.7 million in 2000 from $160.9 million in 1999. These foundry revenues are a result of agreements made with Motorola in connection with our Recapitalization. We expect that these revenues will continue to decline in the future as the separation from Motorola progresses. Motorola continues to be one of our largest original equipment manufacturer customers, and those product revenues are distinctly different from, and not included with, the aforementioned foundry revenues.

    Cost of sales. Cost of sales increased $70.4 million, or 5.5%, to $1,355.0 million in 2000 from $1,284.6 million in 1999, primarily as a result of increased sales volume, partially offset by cost reductions from the restructuring programs instituted over the past three years. These programs included the implementation of ongoing cost-saving initiatives to rationalize our product portfolio, close plants and relocate or outsource related operations to take advantage of lower-cost labor markets and make our manufacturing processes more efficient as described below in "Restructuring charges". We expect these cost reductions will continue to have a positive impact on our gross margin as a percentage of net product revenues.

    Gross profit. Gross profit (computed as total revenues less cost of sales) increased $218.4 million, or 43.6%, to $718.9 million in 2000 from $500.5 million in 1999. As a percentage of total revenues, gross margin improved to 34.7% (35.7% for product gross margin) in 2000 from 28.0% in 1999. The improvement in gross profit resulted mainly from reductions in costs from our restructuring programs, increased sales volume and a shift in product mix toward higher margin products, including broadband and analog families.

Operating expenses

    Research and development. Research and development costs increased $18.6 million, or 36.8%, to $69.2 million in 2000 from $50.6 million in 1999, primarily as a result of the Cherry acquisition and planned increased investments in research and development, offset by the elimination of corporate allocations from Motorola incurred in 1999 prior to our Recapitalization, which totaled $13.3 million. Research and development costs that we incurred directly (excluding the corporate allocations from Motorola in 1999) increased $31.9 million or 86% from 1999 to 2000. As a percentage of net product revenues, research and development costs increased to 3.5% in 2000 from 3.1% in 1999. During 2000, we introduced 422 new products. The main emphasis of our new product development is in the high-growth market applications of power management and broadband solutions with 80% of our overall research and development investment targeted in these areas. Our long-term target for research and development costs is 5-6% of revenues.

    Selling and marketing. Selling and marketing expenses increased by $36.5 million, or 57.4%, to $100.1 million in 2000 from $63.6 million in 1999. The increase in selling and marketing expenses was attributable to the Cherry acquisition and increased branding and marketing costs associated with establishing the ON Semiconductor trade name. As a percentage of net product revenues, these costs increased to 5.0% in 2000 from 3.9% in 1999.

    General and administrative. General and administrative expenses increased by $66.7 million, or 40.0% to $233.4 million in 2000 from $166.7 million in 1999, as a result of the Cherry acquisition, costs incurred to establish corporate functions, costs resulting from our separation from Motorola, higher performance bonuses in 2000 and increases in professional services. As a percentage of net product revenues, these costs increased to 11.6% in 2000 from 10.3% in 1999.

    Write-off of acquired in-process research and development. In 2000, we incurred a $26.9 million charge for the write-off of acquired in-process research and development resulting from the Cherry acquisition. No such charges were incurred in 1999.

    Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles was $16.8 million in 2000 due to the intangible assets that were acquired with Cherry, including amounts related to developed technology, assembled workforce and goodwill. No such amortization was charged in 1999.

    Restructuring charges. In March 2000, we recorded a $4.8 million charge to cover costs associated with a restructuring program at our manufacturing facility in Guadalajara, Mexico. The charge included $3.2 million to cover employee separation costs associated with the termination of approximately 500 employees and $1.6 million for equipment write-downs that were charged directly against the related assets.

    In September 2000, we completed a detailed evaluation of the costs to be incurred to complete the March 2000 restructuring program. Based on this evaluation, we released $0.8 million of the remaining restructuring reserve for employee separation costs to income as a credit to restructuring charges in the consolidated statement of operations and comprehensive income. Also in conjunction with this evaluation, we recorded an additional charge of $0.8 million for asset impairments that was charged directly against the related assets.

    In December 1999, we recorded a restructuring charge of $11.1 million, including $3.5 million to cover separation costs relating to approximately 150 employees at a manufacturing facility in Mesa, Arizona that was closed in December 1999, as well as a charge of $7.6 million to cover equipment write-downs at that facility and other non-cash business exit costs that were charged directly against the related assets.



                                                                           14/15

    A summary of activity in our restructuring reserves during 2000 is as follows (in millions):

                                                 BALANCE                                        BALANCE
                                                  AS OF                                          AS OF
                                              DECEMBER 31,                AMOUNTS    RESERVE   DECEMBER 31,
                                                 1999        PROVISION     USED      RELEASED     2000
                                            --------------  -----------  ---------  ---------  ----------

Consolidation of manufacturing operations       $ 6.0       $    -       $ (6.0)    $      -   $      -
Employee separations                              3.5          3.2         (5.2)        (0.8)       0.7
                                                -----       ------       -------     --------  --------
Total                                           $ 9.5       $  3.2       $(11.2)    $   (0.8)  $    0.7
                                                =====       ======       =======     ========  ========

    Operating income. Operating income increased $51.8 million, or 24.0%, to $267.7 million in 2000 from $215.9 million in 1999. This increase was due to increased net product revenues, an improved product mix towards higher-margin products and cost reductions from our prior period restructuring programs, offset by increased investment in research and development, increased costs associated with our separation from Motorola and the amortization of goodwill and other intangibles. Cost reductions resulting from our prior period restructuring programs relate to the consolidation of manufacturing operations and the relocation or outsourcing of related operations to take advantage of lower-cost labor markets and make our manufacturing processes more efficient.

    Interest expense. Interest expense increased $66.2 million, or 101.8% to $131.2 million in 2000 from $65.0 million in 1999, due to borrowings under our senior bank facilities and the issuance of our senior subordinated notes and our junior subordinated note in order to finance our Recapitalization. A portion of the interest expense for 1999 was an allocation we received from Motorola for the portion of the year prior to our Recapitalization.

    Equity in earnings of joint ventures. Equity in earnings from joint ventures increased $0.6 million to $4.4 million in 2000 from $3.8 million in 1999, due primarily to increased capacity and manufacturing efficiencies in our Chinese joint venture and improved capacity utilization in both our Chinese and Malaysian joint ventures.

    Minority interests. Minority interests, which represent the portion of net income of two Czech joint ventures attributable to the minority owners of each joint venture, increased to $2.2 million in 2000 from $2.0 million in 1999 due to increased net income from the joint ventures, offset by our acquisition of a portion of the minority interests in the fourth quarter of 2000, which reduced the effective ownership of the minority shareholders.

    Provision for income taxes. Provision for income taxes increased $32.0 million, or 176.8% to $50.1 million in 2000 from $18.1 million in 1999. A provision for taxes was not made for periods prior to our Recapitalization. Our effective tax rate decreased to 35.6% in 2000 as compared to 37.0% from our post-Recapitalization period for 1999 primarily due to increased research and foreign tax credits.

    Extraordinary loss on debt prepayment. In May 2000, we used a portion of the proceeds from our IPO to redeem a portion of our senior subordinated notes and prepay a portion of the loans outstanding under our senior bank facilities. In connection with this debt prepayment, we incurred an extraordinary loss of $29.2 million ($17.5 million, or $0.11 per share, net of income taxes) related to prepayment penalties and redemption premiums as well as the write-off of capitalized debt issuance costs.

PRO FORMA YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    Total revenues. Total revenues increased $127.5 million, or 7.7%, to $1,785.1 million in 1999 from $1,657.6 million in 1998, due to an increase in net product revenues partially offset by a slight decrease in foundry revenues. Foundry revenues relate to products manufactured for Motorola and are recognized at the time of shipment to Motorola.

    Net product revenues. Net product revenues increased $128.9 million, or 8.6%, to $1,624.2 million in 1999 from $1,495.3 million in 1998. Unit volume increased by 27.1% in 1999 compared to 1998, while the average selling price for our products decreased by 14.6%, primarily as a result of excess semiconductor manufacturing capacity, product mix and aggressive pricing actions taken to maintain market share. Net revenues for analog products, which accounted for 20.3% of net product revenues in 1999, increased 17.9% compared to 1998, as a result of increased demand in the telecommunications industry and our focus on expanding the sales of this product line. Net revenues for broadband products, which accounted for 12.8% of net product revenues in 1999, increased 43.8% compared to 1998, due to increased demand for ECL products. Net revenues for standard semiconductor products, which accounted for 66.9% of net product revenues in 1999, remained relatively flat compared to 1998, as increased demand in the rectifier, thyristor and zener product families was partially offset by the sale of a product line in August 1998.

    Approximately 46%, 33% and 21% of our net product revenues in 1999 were derived from sales to end users, directly or through distributors or electronic manufacturing service providers, in the Americas, Asia/Pacific and Europe (including the Middle East), respectively, compared to 46%, 30% and 24%, respectively, in 1998.

    Foundry revenues. Foundry revenues decreased $1.4 million or 0.9% to $160.9 million in 1999 from $162.3 million in 1998. We expect that foundry revenues will decline in the future as the separation from Motorola progresses.

    Cost of sales. Cost of sales increased $62.3 million, or 5.1%, to $1,284.6 million in 1999 from $1,222.3 million in 1998, primarily as a result of increased sales volume, partially offset by cost reductions from the restructuring program commenced in 1998. The restructuring program included the implementation of ongoing cost-saving initiatives to rationalize our product portfolio, close plants and relocate or outsource related operations to take advantage of lower-cost labor markets and make our manufacturing processes more efficient. In connection with the restructuring program, we have closed wafer fabrication and assembly and test facilities located in the Philippines and Arizona and have outsourced or moved related operations to other facilities in Malaysia, Mexico, the Czech Republic and Japan. We expect these cost reductions will continue to have a positive impact on our gross margin as a percentage of net product revenues.

    Gross profit. Gross profit increased 15.0% to $500.5 million in 1999 from $435.3 million in 1998. As a percentage of net product revenues, gross margin was 30.8% in 1999 compared to 29.1% in 1998. The improvement in gross profit resulted mainly from reductions in costs from our restructuring program, which were offset, in part, by lower average selling prices.

Operating expenses

    Research and development. Research and development costs decreased $16.9 million, or 25.0% to $50.6 million in 1999 from $67.5 million in 1998, primarily as a result of the discontinuation of related expense allocations from Motorola following our Recapitalization. As a percentage of net product revenues, these costs decreased to 3.1% in 1999 from 4.5% in 1998. Research and development costs that we incurred directly increased to $37.3 million in 1999 from $34.4 million in 1998, while research and development costs allocated from Motorola decreased to $13.3 million from $33.1 million for the same periods. We expect our research and development costs to increase as we concentrate on developing products for our high-growth markets.

    Selling and marketing. Selling and marketing expenses decreased by 31.2% to $63.6 million in 1999 from $92.4 million in 1998. As a percentage of net product revenues, these costs decreased to 3.9% in 1999 from 6.2% in 1998. The decrease in selling and marketing expenses was attributable to workforce reductions associated with our restructuring programs.

    General and administrative. General and administrative expenses decreased by 19.0% to $166.7 million in 1999 from $205.7 million in 1998, as a result of worldwide personnel reductions associated with our restructuring programs and as a result of our Recapitalization and the discontinuation of related expense allocations from Motorola. As a percentage of net product revenues, these costs decreased to 10.3% in 1999 from 13.8% in 1998. General and administrative expenses allocated from Motorola decreased to $50.0 million in 1999 from $115.2 million in 1998.

    Restructuring charges. In June 1998, Motorola recorded a charge to cover one-time costs related to a restructuring program, including costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses by discontinuance of selected product lines and the rationalization of our product portfolio, and a reduction in the number of our employees. Asset impairment and other charges were also recorded for the write-down of assets that had become impaired as a result of business conditions or business portfolio decisions. Motorola allocated $189.8 million of this charge to us, of which $53.9 million represented asset impairments charged directly against machinery and equipment. The remaining charges consisted of $13.2 million for the consolidation of manufacturing operations, $20.7 million for business exits and $102.0 million for employment reductions. Through December 31, 1998, we had spent $67.9 million in connection with this restructuring program, including $58.5 million for employee separation costs and $9.4 million for business exits, leaving a reserve of $68.0 million as of that date.

    A summary of activity in our restructuring reserves during 1999 is as follows (in millions):

                                                   BALANCE                               AMOUNTS                  BALANCE
                                                    AS OF                               RETAINED                   AS OF
                                                  DECEMBER 31,                AMOUNTS       BY       RESERVE    DECEMBER 31,
                                                     1998        PROVISION     USED      MOTOROLA   RELEASED        1999
                                                  -----------    ---------    -------   ---------   ---------   -------------

     Consolidation of manufacturing
     operations                                     $13.2          $ --       $(4.6)      $ --       $ (2.6)      $6.0
     Business exits                                  11.3            --        (6.5)        --         (4.8)       --
     Employee separations                            43.5            3.5      (14.7)      (28.8)       --          3.5
                                                    ------          -----    -------      ------      -----       -----
     Total                                          $68.0           $3.5     $(25.8)     $(28.8)     $ (7.4)      $9.5
                                                    =====           ====     ========     ======      ======      =====


                                                                           16/17


f

    At the time of our Recapitalization, it was determined that the remaining 900 employees whose positions were to have been eliminated in connection with the restructuring described above would only be entitled to termination benefits if they remained employees of and were terminated by Motorola. Accordingly, Motorola agreed to retain the employees as well as the remaining employee separation reserve of $28.8 million as of August 3, 1999. Motorola has advised us that the remaining employees were released over the balance of 1999 and that the related costs were charged against the employee separation reserve.

    During the fourth quarter of 1999, we completed a detailed evaluation of the costs to be incurred to complete the remaining actions under our restructuring and have, as a result, released $7.4 million of our restructuring reserve to income as a credit to restructuring charges in our consolidated statement of operations and comprehensive income.

    In December 1999, we recorded a restructuring charge of $11.1 million, including $3.5 million to cover separation costs relating to approximately 150 employees at a manufacturing facility in Mesa, Arizona that was closed in December 1999, as well as a charge of $7.6 million to cover equipment write-downs at that facility and other non-cash business exit costs that were charged directly against the related assets.

    Operating income (loss). We generated operating income of $215.9 million in 1999 compared to an operating loss of $120.1 million in 1998. This improvement is attributable to the restructuring charge in 1998 as well as subsequent cost reductions resulting from the restructuring and an increase in net product sales. As described above, cost reductions from the restructuring related to the consolidation of manufacturing operations, the relocation or outsourcing of related operations to take advantage of lower-cost labor markets, the exit of non-strategic or poorly performing businesses by discontinuance of select product lines and the rationalization of our product portfolio, and a reduction in the number of employees. Excluding the restructuring charge, we generated operating income of $69.7 million, or 4.7% of net product revenues during 1998.

    Interest expense. Interest expense increased $45.2 million, or 228%, to $65.0 million in 1999 from $19.8 million in 1998, due to borrowings under our senior bank facilities and the issuance of our senior subordinated notes and our junior subordinated note in order to finance our Recapitalization.

    Equity in earnings of joint ventures. Equity in earnings from joint ventures decreased $1.9 million, or 33.3%, to $3.8 million in 1999 from $5.7 million in 1998, due primarily to reduced earnings in the Leshan, China joint venture associated with higher financing costs.

    Minority interests. Minority interests represent the portion of net income of two Czech joint ventures attributable to the minority owners of each joint venture. As previously described, we consolidate these joint ventures in our financial statements. Minority interests were $2.0 million in 1999, compared to $2.1 million in 1998.

    Revenues less direct and allocated expenses before taxes. Revenues less direct and allocated expenses before taxes increased $289.0 million, to income of $152.7 million in 1999, from a deficit of $136.3 million in 1998, due primarily to the restructuring charge in 1998, an increase in net product revenues and the cost reductions associated with the restructuring, partially offset by average sales price declines.

    Provision for income taxes. Provision for income taxes was $18.1 million in 1999. No provision for taxes was made for periods prior to our Recapitalization.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to our Recapitalization, Motorola performed cash management on a centralized basis, and its Semiconductor Products Sector processed receivables and payables, payroll and other activities for the Semiconductor Components Group. Most of these systems were not designed to track receivables, liabilities, cash receipts and payments on a division-specific basis. Accordingly, it is not practical to determine assets and liabilities associated with the Semiconductor Components Group prior to our Recapitalization.

    Net cash provided by operating activities was $301.3 million in 2000 compared to $40.7 million for the period from August 4, 1999 to December 31, 1999. Cash generated by operating activities in 2000 was due primarily to net income of $71.1 million, adjusted for non-cash charges, including depreciation and amortization of $158.9 million, the write-off of acquired in-process research and development of $26.9 million and non-operating charges relating to the extraordinary loss on debt prepayment of $29.2 million. Cash generated by operating activities was also affected by changes in assets and liabilities, including an increase in accounts payable of $47.1 million and an increase in accrued expenses of $34.8 million, offset by an increase in inventories of $33.1 million and an increase in other assets of $25.2 million as well as a decrease in income taxes payable of $8.1 million and a decrease in accrued interest of $12.2 million.

    Net cash used in investing activities was $467.9 million in 2000 compared to $95.4 million for the period from August 4, 1999 to December 31, 1999. Net cash used in 2000 included a net cash outflow of $253.2 million resulting from the Cherry acquisition, capital expenditures of $198.8 million and loans to and investments in unconsolidated entities totaling $32.5 million, offset by proceeds from sales of property, plant and equipment of $18.1 million. Capital expenditures were $119.4 million in 1999 ($103.6 million, net of transfers prior to our Recapitalization). Capital expenditures in 2001 are expected to be approximately $140 million and will be used primarily to continue the development of broadband design and manufacturing capacity, continue IT infrastructure upgrades and provide general maintenance of manufacturing facilities.

    Net cash provided by financing activities was $228.8 million for 2000 compared to $181.9 million for the period from August 4, 1999 to December 31, 1999. Cash inflows from financing activities in 2000 consisted of borrowings from senior credit facilities used to finance the Cherry acquisition, a loan from a Japanese bank to finance capital expenditures at our Japanese manufacturing facilities, and proceeds from our initial public offering. In May 2000, we sold 34.5 million shares of our common stock with an issue price of $16 per share. Net proceeds from this offering (after deducting issuance costs) were approximately $514.8 million. Cash outflows from financing activities included the redemption of our outstanding preferred stock of $228.4 million (including accrued dividends), the redemption of a portion of our senior subordinated notes of $156.8 million (including prepayment penalties) and the prepayment of a portion of the loans outstanding under our senior bank facilities totaling $131.5 million (including prepayment penalties) all with the proceeds from our initial public offering. The cash provided by financing activities for the period from August 4, 1999 to December 31, 1999 was primarily from the issuance of common and preferred stock to an affiliate of Texas Pacific Group and the borrowings incurred in conjunction with our Recapitalization, less amounts paid to Motorola as part of our Recapitalization.

    As of December 31, 2000, long-term debt (including current maturities) totaled $1,258.3 million and stockholders' equity was $337.7 million. Long-term debt included $869.3 million under our senior bank facilities, $260.0 million senior subordinated notes, $104.5 million junior subordinated notes and a $24.5 million note payable to a Japanese bank. We are required to begin making principal payments on our senior bank facilities in the third quarter of 2001.

    As of December 31, 2000, $136.5 million of our $150 million revolving facility was available, reflecting outstanding letters of credit of $13.5 million. In addition, the terms of our credit agreements allow us to incur further additional indebtedness.

    Our credit agreements currently do, and other debt instruments we enter into in the future may, impose various restrictions and covenants that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. At December 31, 2000, we were in compliance with all debt covenants. Our ability to remain in compliance with these covenants, to make payments on and to refinance our indebtedness, and to fund working capital, capital expenditures, research and development efforts and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to our future performance, general economic, financial, competitive, legislative, regulatory and other factors, some of which may be beyond our control.

    Our primary future cash needs, both in the short term and in the long term, will continue to be for capital expenditures, debt service, working capital and potential business acquisitions. We believe that cash flows from operations and existing credit facilities will be sufficient to enable us to service our indebtedness and to fund our other liquidity needs (other than potential business acquisitions) for the next 12 months. As part of our business strategy, we continuously review acquisition opportunities and proposals. We expect to finance any future acquisitions with borrowings under our revolving credit facility and additional equity and debt financing, to the extent available on attractive terms.

    Historically, our revenues have been affected by the seasonal trends of the semiconductor and related industries. As a result of these trends, we typically experienced sales increases in the first two quarters of the year and relatively flat sales levels in the third and fourth quarters. However, over the past three years, various events have disrupted this pattern. In 1998, third quarter revenues declined, primarily as a result of the Asian economic crisis. In 1999, third and fourth quarter revenues increased due to the continuing recovery in the semiconductor market. In 2000, fourth quarter revenues declined due to slowing demand in the semiconductor market.

RECENT ACCOUNTING PRONOUNCEMENTS AND RELATED INTERPRETATIONS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities,"("SFAS 133") which establishes standards for the accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. This statement generally requires recognition of gains and losses on hedging instruments based on changes in fair value. SFAS 133, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", is effective for the Company as of January 1, 2001.

    Our interest rate swaps in effect at January 1, 2000 have been designated as cash flow hedges, which will be measured at fair value and recorded as assets or liabilities in the consolidated balance sheet. We estimate that the adoption of SFAS 133 will require an after-tax charge of approximately $3.4 million to accumulated other comprehensive income (loss) as of January 1, 2001. This charge consists of an approximate $2.1 million adjustment necessary to record our interest rate swaps in the consolidated balance sheet at their estimated fair values as well as the write-off of an approximate $3.5 million deferred charge (included in other assets in the accompanying consolidated balance sheet at December 31, 2000) relating to the payment made in December 2000 for the early termination of an interest rate protection agreement which had been designated as a hedge for a portion of the amounts outstanding under our senior bank facilities, both before income taxes of approximately $2.2 million.


                                                                           18/19

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC and, as amended, became effective for us in the fourth quarter of 2000, with effect from January 1, 2000. The implementation of SAB 101 did not impact our results of operations.

    In March 2000, the FASB issued Interpretation No.44, "Accounting for Certain Transactions Involving Stock Compensation- an interpretation of APB Opinion 25" ("FIN 44"). FIN 44 clarifies among other issues (a) the definition of an employee of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of this interpretation did not impact our results of operations.

BUSINESS RISK AND FORWARD LOOKING STATEMENTS

    This Annual Report on Form 10-K includes "forward-looking statements" as that term is defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "will," "intends," "plans," or "anticipates," or by discussions of strategy, plans or intentions. All forward-looking statements in the Form 10-K are made based on management's current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. Among these factors are changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of manufacturing capacity, availability of raw materials, competitors' actions, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, restructuring programs and the impact of such programs, control of costs and expenses, inability to reduce manufacturing and selling, general and administrative costs, litigation, risks associated with acquisitions, changes in management, and risks involving environmental or other governmental regulation. Additional factors that could affect the company's future operating results are described from time to time in ON Semiconductor's Securities and Exchange Commission reports, including but not limited to those found at Exhibit 99.1, entitled "Risk Factors", on Form 10-K, and for the year ended December 31, 2000 subsequently filed reports. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ON Semiconductor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ON Semiconductor Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the year ended December 31, 2000 and for the period from August 4, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP


Phoenix, Arizona
February 1, 2001



                                                                           20/21

                          ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          (in millions, except share data)

                                                                         DECEMBER 31,
                                                                         ------------
                                                                      2000          1999
                                                                   ----------     ---------

ASSETS
Cash and cash equivalents                                              $ 188.9    $ 126.8
Receivables, net (including $14.9 and $24.7 due
from Motorola)                                                           271.2      249.7
Inventories                                                              258.1      206.2
Other current assets                                                      39.6       26.0
Deferred income taxes                                                     40.7       28.4
                                                                     ---------  ---------
   Total current assets                                                  798.5      637.1
Property, plant and equipment, net                                       648.2      569.7
Deferred income taxes                                                    286.8      289.0
Investments in joint ventures                                             45.3       40.4
Goodwill and other intangibles, net                                      140.8       -
Other assets                                                             103.4       80.6
                                                                     ---------  ---------
   Total assets                                                      $ 2,023.0  $ 1,616.8
                                                                     =========  =========
LIABILITIES, MINORITY INTERESTS, REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable (including $7.3 and $13.8
   payable to Motorola)                                                $ 175.0    $ 122.5
Accrued expenses (including $8.3 and $8.2
   payable to Motorola)                                                  184.3      142.8
Income taxes payable                                                      22.3       31.9
Accrued interest                                                          17.9       30.1
Current portion of long-term debt                                          5.6        -
                                                                     ---------  ---------
Total current liabilities                                                405.1      327.3
Long-term debt (including $104.5 and $94.8
payable to Motorola)                                                   1,252.7    1,295.3
Other long-term liabilities                                               20.8       12.2
                                                                     ---------  ---------
   Total liabilities                                                   1,678.6    1,634.8
                                                                     ---------  ---------
Commitments and contingencies (see Note 13)                              -          -
                                                                     ---------  ---------
Minority interests in consolidated subsidiaries                            6.7       10.1
                                                                     ---------  ---------
Redeemable preferred stock ($0.01 par value, 100,000 shares
authorized, 2,090 shares issued and outstanding in 1999; 12% annual
dividend rate; liquidation value - $209.0 plus $10.6 of accrued          -          219.6
dividends in 1999)                                                   ---------  ---------
Common stock ($0.01 par value, 300,000,000 shares authorized,
   172,746,435 and 136,666,666 shares issued and outstanding)              1.7        1.4
Additional paid-in capital                                               730.4      204.2
Accumulated other comprehensive income (loss)                             (0.7)      2.7
Accumulated deficit                                                     (393.7)    (456.0)
                                                                      ---------  ---------
Total stockholders' equity (deficit)                                     337.7      (247.7)
                                                                      ---------  ---------
Total liabilities, minority interests, redeemable preferred
   stock and stockholders' equity (deficit)                          $ 2,023.0  $ 1,616.8
                                                                      =========  =========

See accompanying notes to consolidated financial statements.


                                                                           22/23

 ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                 AND COMPREHENSIVE INCOME
                                 (in millions, except per share data)

                                                                           YEAR ENDED          AUGUST 4 THROUGH
                                                                       DECEMBER 31, 2000       DECEMBER 31, 1999
                                                                       -----------------       -----------------

Revenues:
Net product revenues (including $144.3 and $61.5 from
  Motorola)                                                               $  2,012.2            $    728.8
Foundry revenues from Motorola                                                  61.7                  69.9
                                                                           ---------             ---------
Total revenues                                                               2,073.9                 798.7
Cost of sales                                                                1,355.0                 573.3
                                                                           ---------             ---------
Gross profit                                                                   718.9                 225.4
                                                                           ---------             ---------
Operating expenses:
Research and development                                                        69.2                  16.3
Selling and marketing                                                          100.1                  24.6
General and administrative                                                     233.4                  77.3
Amortization of goodwill and other intangibles                                  16.8                  -
Write-off of acquired in-process research and development                       26.9                  -
Restructuring charges                                                            4.8                   3.7
                                                                            --------             ---------
Total operating expenses                                                       451.2                 121.9
                                                                           ---------             ---------
  Operating income                                                             267.7                 103.5
                                                                           ---------             ---------
Other income (expenses), net:
Interest expense                                                              (131.2)                (55.9)
Equity in earnings of joint ventures                                             4.4                   1.4
                                                                            ---------             ---------
Other income (expenses), net                                                  (126.8)                (54.5)
                                                                            ---------             ---------
Income before income taxes, minority interests and
extraordinary loss                                                             140.9                  49.0
Provision for income taxes                                                     (50.1)                (18.1)
Minority interests                                                              (2.2)                 (1.1)
                                                                            ---------             ---------
Net income before extraordinary loss                                            88.6                  29.8
Extraordinary loss on debt prepayment (net of income
taxes of $11.7)                                                                (17.5)                 -
                                                                            ---------             ---------
Net income                                                                      71.1                  29.8
Less: Redeemable preferred stock dividends                                      (8.8)                (10.6)
                                                                            ---------             ---------
Net income available for common stock                                      $    62.3             $     19.2
                                                                           =========              =========

Comprehensive income (loss):
Net income                                                                 $    71.1             $    29.8
Foreign currency translation adjustments                                        (3.1)                  2.7
Additional minimum pension liability                                            (0.3)                 -
                                                                            ---------             ---------
Comprehensive income (loss)                                                $    67.7             $    32.5
                                                                           =========             =========

Earnings per common share:
Basic:
Net income before extraordinary loss                                       $     0.50            $     0.14
  Extraordinary loss on debt prepayment                                         (0.11)                   -
                                                                            ---------             ---------
Net income                                                                 $     0.39            $     0.14
                                                                            =========             =========
Diluted:
Net income before extraordinary loss                                       $     0.49            $     0.13
Extraordinary loss on debt prepayment                                           (0.11)                -
                                                                           ----------             ---------
Net income                                                                 $     0.38            $     0.13
                                                                           ==========            ==========

Weighted average common shares outstanding:
Basic                                                                          160.2                 136.7
                                                                          ==========             =========
Diluted                                                                        165.6                 144.6
                                                                           ==========            =========



See accompanying notes to consolidated financial statements.

                        ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY(DEFICIT) (in millions, except share data)


                                                                               Accumulated
                                                                Additional       Other
                                     Common Stock     Common     Paid-In      Comprehensive     Accumulated
                                      (Shares)        Stock      Capital      Income / (Loss)      Deficit      Total
                                     -----------      ------    ---------    ---------------    ------------   --------

Shares issued in connection
with Recapitalization (see Note 1)   136,666,666    $  1.4     $   203.6      $   -           $   (474.6)   $  (269.6)
Redeemable preferred stock                -            -            -             -                (10.6)       (10.6)
dividends
Stock options granted in
connection with
the Recapitalization (see
Note 10)                                 -             -             0.6          -                 (0.6)        -
Comprehensive income:
Net income                               -             -              -           -                 29.8        29.8
Foreign currency translation             -             -              -          2.7                 -           2.7
adjustments                                                                    --------                        --------
Comprehensive income                     -             -              -          2.7                 -          32.5
                                     -----------   ------       ---------    --------         ----------       --------
Balances at December 31, 1999        136,666,666      1.4          204.2         2.7              (456.0)     (247.7)

Shares issued in connection
  with initial public offering        34,500,000      0.3          514.4          -                  -          514.7
Stock options exercised                  601,646      -              0.9          -                  -            0.9
Tax benefit of stock option
exercise                                  -           -              3.3          -                  -            3.3
Compensation expense-stock
  options                                 -           -              0.7          -                  -            0.7
Redeemable preferred stock
 dividends                                -           -               -           -                (8.8)         (8.8)
Shares issued under the
employee stock purchase plan            978,123       -              6.9          -                  -            6.9
Comprehensive income (loss):
Net income                                -           -                -          -                71.1          71.1
Foreign currency translation
  adjustments                             -           -                -        (3.1)                -           (3.1)
Additional minimum pension
  liability                               -           -                -        (0.3)                -           (0.3)
                                                                             --------                          --------
Comprehensive income (loss)               -           -                -        (3.4)                -            67.7
                                     -----------   ------       ---------    --------         ----------       --------

Balances at December 31, 2000        172,746,435  $  1.7       $   730.4    $   (0.7)        $   (393.7)      $  337.7
                                     ===========  ======       =========    ========         ==========       ========

See accompanying notes to consolidated financial statements.



                                                                           24/25

                 ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                        YEAR ENDED       AUGUST 4, 1999 THROUGH
                                                                      DECEMBER 31, 2000   DECEMBER 31, 1999
                                                                      -----------------   -----------------


Cash flows from operating activities:
Net income                                                              $    71.1            $   29.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                               158.9                61.9
Write-off of acquired in-process research and development                    26.9                 -
Extraordinary loss on debt prepayment                                        29.2                 -
Amortization of debt issuance costs                                           5.9                 2.7
Provision for doubtful accounts                                               1.7                 2.0
Net (gain) loss on disposals of property, plant and equipment                (1.5)                0.7
Non-cash interest on junior subordinated note payable to Motorola             9.6                 3.8
Minority interests in earnings of consolidated subsidiaries                   2.2                 1.1
Undistributed earnings of unconsolidated joint ventures                      (4.4)               (1.4)
Tax benefits of stock option exercises                                        3.3                 -
Deferred income taxes                                                       (11.6)              (17.6)
Non-cash compensation charges                                                 0.7                 -
Changes in assets and liabilities:
Receivables                                                                   0.3              (238.4)
Inventories                                                                 (33.1)               10.5
Other assets                                                                (25.2)               (2.0)
Accounts payable                                                             47.1                84.1
Accrued expenses                                                             34.8                39.9
Income taxes payable                                                         (8.1)               31.8
Accrued interest                                                            (12.2)               30.1
Other long-term liabilities                                                   5.7                 1.7
                                                                          ---------          ---------
Net cash provided by operating activities                                   301.3                40.7
                                                                          ---------          ---------
Cash flows from investing activities:
Purchases of property, plant and equipment                                 (198.8)              (64.0)
Investment in business, net of cash acquired                               (253.2)                 -
Investments in joint ventures and other                                      (2.5)               (4.9)
Acquisition of minority interests in consolidated subsidiaries               (1.5)               -
Loans to unconsolidated joint venture                                       (30.0)              (28.3)
Proceeds from sales of property, plant and equipment                         18.1                 1.8
                                                                          ---------            ---------
Net cash used in investing activities                                      (467.9)              (95.4)
                                                                          ---------            ---------


                                                        (continued on next page)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued from previous page)

                                                                        YEAR ENDED       AUGUST 4, 1999 THROUGH
                                                                      DECEMBER 31, 2000   DECEMBER 31, 1999
                                                                      -----------------   -----------------

Cash flows from financing activities:
Proceeds from initial public offering, net of offering expenses             514.8               -
Proceeds from borrowings                                                    226.1               800.5
Payment of debt issuance costs                                               (3.2)              (52.6)
Repayment of senior credit facilities, including prepayment penalty        (131.5)                -
Repayment of senior subordinated notes, including prepayment penalty       (156.8)                -
Redemption of preferred stock, including accrued dividends                 (228.4)                -
Proceeds from issuance of common stock under the employee stock               6.9                 -
purchase plan
Proceeds from exercise of stock options                                       0.9                 -
Proceeds from issuance of common stock to an affiliate of Texas               -                 187.5
Pacific Group
Proceeds from issuance of redeemable preferred stock to an affiliate          -                 150.0
of Texas Pacific Group
Proceeds from issuance of senior subordinated notes                           -                 400.0
Repayment of joint venture debt                                               -                 (44.8)
Net cash payments to Motorola in connection with Recapitalization             -              (1,258.7)
                                                                          ---------          ---------
Net cash provided by financing activities                                   228.8               181.9
                                                                          ---------          ---------
Effect of exchange rate changes on cash and cash equivalents                 (0.1)               (0.4)
                                                                          ---------          ---------
Net increase in cash and cash equivalents                                    62.1               126.8
Cash and cash equivalents, beginning of period                              126.8                 -
                                                                         ---------           ---------
Cash and cash equivalents, end of period                                $   188.9           $   126.8
                                                                        ==========          ==========






                                                                           26/27

                  ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

    ON Semiconductor Corporation, together with its wholly and majority-owned subsidiaries (the "Company"), is one of the largest independent suppliers of semiconductor components in the world. Formerly known as the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc., the Company was a wholly-owned subsidiary of Motorola Inc. ("Motorola") prior to its August 4, 1999 recapitalization (the "Recapitalization"). The Company holds and continues to hold, through direct and indirect subsidiaries, substantially all the assets and operations of the Semiconductor Components Group of Motorola's Semiconductor Products Sector.

    On August 4, 1999, the Company was recapitalized and certain related transactions were effected pursuant to an agreement among ON Semiconductor Corporation, its subsidiary, Semiconductor Components Industries, LLC ("SCI LLC"), Motorola and affiliates of Texas Pacific Group. As a result of the Recapitalization, an affiliate of Texas Pacific Group owned approximately 91% and Motorola owned approximately 9% of the outstanding common stock of the Company. In addition, as part of these transactions, Texas Pacific Group received 1,500 shares and Motorola received 590 shares of the Company's mandatorily redeemable preferred stock with a liquidation value of $209 million plus accrued and unpaid dividends. Motorola also received a $91 million junior subordinated note issued by SCI LLC. Cash payments to Motorola in connection with the Recapitalization were financed through equity investments by affiliates of Texas Pacific Group totaling $337.5 million, borrowings totaling $740.5 million under the Company's $875 million senior bank facilities and the issuance of $400 million of 12% senior subordinated notes due August 2009. Because Texas Pacific Group's affiliate did not acquire substantially all of the Company's common stock, the basis of the Company's assets and liabilities for financial reporting purposes was not impacted by the Recapitalization.

    On May 3, 2000, the Company completed the initial public offering ("IPO") of its common stock, selling 34.5 million shares with an issue price of $16 per share. Net proceeds from the IPO (after deducting issuance costs) were approximately $514.8 million. The net proceeds were used to redeem all outstanding preferred stock (including accrued dividends), redeem a portion of the senior subordinated notes and prepay a portion of the loans outstanding under the senior bank facilities. In connection with this debt prepayment, the Company incurred prepayment penalties and redemption premiums of $17.3 million and wrote off $11.9 million of debt issuance costs. These amounts, totaling $29.2 million ($17.5 million or $0.11 per share, net of income taxes), have been classified as an extraordinary loss in the accompanying consolidated statement of operations and comprehensive income for 2000.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and the majority-owned subsidiaries that it controls. An investment in a majority-owned joint venture that the Company does not control as well as an investment in a 50%-owned joint venture are accounted for on the equity method. Investments in companies that represent less than 20% of the related voting stock are accounted for on the cost basis. All material intercompany accounts and transactions have been eliminated (see
Note 5).

CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost and are depreciated over useful lives of 30-40 years for buildings and 3-20 years for machinery and equipment using accelerated and straight-line methods. Expenditures for maintenance and repairs are charged to operations in the year in which the expense is incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company reviews the carrying value of long-lived assets for impairment by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of assets. The fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

DEBT ISSUANCE COSTS

    In connection with the Recapitalization, the Company incurred $52.6 million in costs relating to the establishment of its senior bank facilities and the issuance of its senior subordinated notes. During 2000, the Company incurred $3.2 million in costs relating to additional borrowings under its senior bank facilities (see Note 3). These costs have been capitalized and are being amortized on a straight-line basis over the terms of the underlying agreements. Also during 2000, the Company utilized a portion of the net proceeds from its IPO to redeem a portion of its senior subordinated notes and prepay a portion of the loans outstanding under its senior bank facilities. In connection therewith, the Company wrote off $11.9 million of debt issuance costs (see Note 1). Other assets at December 31, 2000 and 1999 includes $36.1 and $50.2 million, respectively, of unamortized debt issuance costs.

REVENUE RECOGNITION

     Product revenues are recognized when title has transferred to the buyer with provisions for anticipated returns and allowance also recorded at that time. Foundry revenues which relate to services provided to Motorola are recognized when the services have been complete.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION

    The Company measures compensation expense relating to employee stock awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company measures compensation expense relating to non-employee stock awards in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123").

INCOME TAXES

    Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets that are not expected to be recovered from future operations.

FOREIGN CURRENCIES

    The Company's foreign subsidiaries utilize the U.S. dollar as their functional currency, except for subsidiaries in Japan and Western Europe where the local currency is used. For those subsidiaries which use the U.S. dollar as the functional currency, the net effects of gains and losses from foreign currency transactions and from the translation of foreign currency financial statements into U.S. dollars are included in current operations. The net translation gains and losses for subsidiaries using the local currency as the functional currency are included as foreign currency translation adjustments in accumulated other comprehensive income (loss).

EARNINGS PER COMMON SHARE

    Basic earnings per share are computed by dividing net income available for common stock (net income less dividends accrued on the Company's redeemable preferred stock) by the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporates the incremental shares issuable upon the assumed exercise of stock options. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. Earnings per share calculations for 2000 and the period August 4, 1999 to December 31, 1999 are as follows (in millions, except per share data):




                                                                                     2000            1999
                                                                                    -------        -------
                    Net income before extraordinary loss                            $88.6           $29.8
                    Less: Redeemable preferred dividends                            (8.8)           (10.6)
                                                                                    -------        -------
                    Net income before extraordinary loss available for common
                    stock                                                            79.8            19.2
                    Extraordinary loss on debt prepayment                           (17.5)              -
                                                                                    -------        -------

                    Net income available for common stock                           $62.3            $19.2
                                                                                    =======        ========

                    Basic weighted average common shares outstanding                160.2           136.7

                    Add: Dilutive effect of stock options                             5.4             7.9
                                                                                    -------        -------
                    Diluted weighted average common shares outstanding:             165.6           144.6
                                                                                    =======        ========

                    Earnings per share:

                    Basic:
                    Net income before extraordinary loss available for common
                    stock                                                           $0.50           $0.14
                    Extraordinary loss on debt prepayment                           (0.11)              -
                                                                                    -------        -------
                    Net income available for common stock                           $0.39           $0.14
                                                                                    =======        ========

                    Diluted:
                    Net income before extraordinary loss available for common
                    stock                                                           $0.49           $0.13
                    Extraordinary loss on debt prepayment                           (0.11)              -
                                                                                    -------        -------
                    Net income available for common stock                           $0.38           $0.13
                                                                                    =======        ========


STOCK SPLITS

    In connection with the Recapitalization, the Company issued 100,000 shares of its $.01 par value common stock. The Company's Board of Directors subsequently approved a 2,049-for-1 stock split effected in the form of a stock dividend. On February 17, 2000, the Company's Board of Directors approved a 2-for-3 reverse stock split. Historical stockholders' equity (deficit), share and per share amounts have been retroactively restated to reflect these stock splits as of August 4, 1999. The par value of common stock has not been changed as a result of these transactions.



                                                                           28/29

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS AND RELATED INTERPRETATIONS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities,"("SFAS 133") which establishes standards for the accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. This statement generally requires recognition of gains and losses on hedging instruments based on changes in fair value. SFAS 133, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", is effective for the Company as of January 1, 2001.

    The Company's interest rate swaps in effect at January 1, 2000 have been designated as cash flow hedges, which will be measured at fair value and recorded as assets or liabilities in the consolidated statement of financial position. The Company estimates that the adoption of SFAS 133 will require an after-tax charge of approximately $3.4 million to accumulated other comprehensive income (loss) as of January 1, 2001. This charge consists of an approximate $2.1 million adjustment necessary to record the Company's interest rate swaps in the consolidated balance sheet at their estimated fair values as well as the write-off of an approximate $3.5 million deferred charge (included in other assets in the accompanying consolidated balance sheet at December 31,
2000) relating to the payment made in December 2000 for the early termination of an interest rate protection agreement which had been designated as a hedge for a portion of the amounts outstanding under the Company's senior bank facilities, both before income taxes of approximately $2.2 million.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC and, as amended, became effective for the Company in the fourth quarter of 2000 with effect from January 1, 2000. The implementation of SAB 101 did not impact the Company's results of operations.

    In March 2000, the FASB issued Interpretation No.44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion 25" ("FIN 44"). FIN 44 clarifies among other issues (a) the definition of an employee in applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of this interpretation did not impact the Company's results of operations.

NOTE 3: ACQUISITION

    On April 3, 2000, the Company acquired all of the outstanding capital stock of Cherry Semiconductor Corporation ("Cherry") for approximately $253.2 million in cash (including acquisition related costs), which was financed with cash on hand and borrowings of $220.0 million under the Company's senior bank facilities. Cherry, which was renamed Semiconductor Components Industries of Rhode Island, Inc., designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets, and had revenues for its fiscal year ended February 29, 2000 of $129.1 million.

    The Cherry acquisition was accounted for using the purchase method of accounting and, as a result, the purchase price and related costs were allocated to the estimated fair value of assets acquired and liabilities assumed at the time of the acquisition based on independent appraisals and management estimates as follows (in millions):

    Fair value of tangible net assets............................................................   $   71.3
    Developed technology.........................................................................       59.3
    In-process research and development..........................................................       26.9
    Assembled workforce..........................................................................       10.0
    Excess of purchase price over net assets acquired (goodwill).................................       85.7
                                                                                                    --------
                                                                                                    $  253.2
                                                                                                    ========

    Developed technology and assembled workforce are being amortized on a straight-line basis over estimated useful lives of five years while goodwill is being amortized over an estimated life of ten years. Accumulated amortization of these intangible assets totaled $16.8 million at December 31, 2000.

    The fair value of the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. Significant assumptions that had to be made in using this approach included revenue and operating margin projections and determination of the applicable discount rate. The fair value of the acquired in-process research and development was based on sales forecasts and cost assumptions projected to be achievable by Cherry on a standalone basis. Operating margins were based on cost of goods sold and selling, general and administrative expenses as a percentage of revenues. All projected revenue and cost information was based on historical results and trends and did not include any synergies or cost savings that may result from the acquisition. The rate used to discount future projected cash flows resulting from the acquired in-process research and development was 20 percent, which was derived from a weighted average cost of capital analysis adjusted upward to reflect additional risks inherent in the development life cycle.

    At the date of acquisition, the in-process research and development had not yet reached technological feasibility and no alternative future uses had been identified. Accordingly, these costs were expensed as of the acquisition date. The expected release dates for the products incorporating the acquired technology vary, but the Company expects that such products will be completed and begin to generate cash flows in 2001. The ultimate development of these technologies remains a significant risk due to the remaining efforts required to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and significant competitive threats from numerous companies. The nature of the efforts to develop the acquired technology into commercially viable products consists principally of design and development, engineering and testing activities necessary to determine that the product can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on the Company's business and operating results.

The forecasts used in valuing the acquired in-process research and development were based upon assumptions the Company believes are reasonable; however, such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. There can be no assurance that the underlying assumptions used to estimate expected project sales or profits, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results.

    Cherry's results of operations have been included in the Company's consolidated results from the date of acquisition. The following pro forma disclosures present the Company's results of operations for 2000 as if the Company had acquired Cherry as of January 1, 2000 (in millions, except per share data):

                                                                                                   (unaudited)
                                                                                                   ----------
    Total revenues                                                                                 $ 2,110.3
    Net income before extraordinary loss                                                                85.4
    Net income                                                                                          67.9
    Diluted earnings per share before extraordinary loss                                           $    0.46
    Diluted earnings per share                                                                     $    0.35

    These amounts include the results of Cherry for the first quarter of 2000 and are adjusted to reflect interest and amortization charges that would have occurred had the purchase taken place on January 1, 2000. The amounts are based upon certain assumptions and estimates, and do not reflect any benefit from any cost savings, which might be achieved from combined operations. The pro forma results are not indicative of the actual results that would have occurred had the acquisition been consummated as of January 1, 2000.

NOTE 4: BALANCE SHEET INFORMATION

    Balance sheet information is as follows (in millions):

                                                                                         DECEMBER 31,
                                                                                         ------------
                                                                                   2000                1999
                                                                                ---------            ---------

                 RECEIVABLES, NET:
                 Accounts receivable                                            $   274.3              $   251.7
                 Less: Allowance for doubtful accounts                               (3.1)                  (2.0)
                                                                                ---------              ---------
                                                                                $   271.2              $   249.7
                                                                                =========              =========
                 INVENTORIES:
                 Raw materials                                                  $    26.6              $    25.6
                 Work in process                                                    123.4                  103.8
                 Finished goods                                                     108.1                   76.8
                                                                                -----------            ---------
                                                                                $   258.1              $   206.2
                                                                                ==========             =========

                 PROPERTY, PLANT AND EQUIPMENT, NET:
                 Land                                                           $    13.6              $    12.0
                 Buildings                                                          319.0                  257.9
                 Machinery and equipment                                          1,264.0                1,287.3
                                                                                ---------              ---------
                      Total property, plant and equipment                         1,596.6                1,557.2
                 Less: Accumulated depreciation                                    (948.4)                (987.5)
                                                                                ---------              ---------
                                                                                $   648.2              $   569.7
                                                                                =========              =========
                 GOODWILL AND OTHER INTANGIBLES, NET:
                 Developed technology                                           $    59.3              $   -
                 Assembled work force                                                10.0                  -
                 Goodwill                                                            85.7                  -
                 Additional minimum pension liability                                 2.6                  -
                                                                                ------------           --------------
                      Total goodwill and other intangibles                          157.6                  -
                 Less: Accumulated amortization                                     (16.8)                 -
                                                                                ---------              --------------
                                                                                $   140.8              $   -
                                                                                =========              =============




     Depreciation expense totaled $135.8 million and $60.4 million for 2000 and the period from August 4, 1999 to December 31, 1999, respectively.

NOTE 5: INVESTMENTS IN JOINT VENTURES

    The Company has interests in two joint ventures which are accounted for using the equity method. The investment in each joint venture approximates the Company's underlying equity interest in each joint venture. Investments in these joint ventures totaled $45.3 and $40.4 million at December 31, 2000 and 1999, respectively, while the Company's equity in the related earnings totaled $4.4 million and $1.4 million for 2000 and



                                                                           30/31
for the period from August 4, 1999 through December 31, 1999, respectively. Summarized financial information for the joint ventures is as follows (in millions):


                                                                  SEMICONDUCTOR
                                              LESHAN-PHOENIX       MINIATURES
                                               SEMICONDUCTOR        PRODUCTS
                                                   LTD.              MALAYSIA       TOTAL
                                              ------------        ------------      -----
Country location                                  China            Malaysia
Percentage ownership                               51%                50%

AS OF DECEMBER 31, 2000
Current assets                                     $ 19.4           $ 21.8          $ 41.2
Noncurrent assets                                   110.4            115.1           225.5
                                                    -----            -----           -----
Total assets                                       $129.8           $136.9          $266.7
                                                   ======           ======          ======
Current liabilities                                $ 16.3           $ 12.7          $ 29.0
Noncurrent liabilities                               68.8             97.9           166.7
Venture equity                                       44.7             26.3            71.0
                                                    -----            -----           -----
Total liabilities and equity                       $129.8           $136.9          $266.7
                                                   ======           ======          ======

AS OF DECEMBER 31, 1999
Current assets                                     $ 16.2           $ 15.0          $ 31.2
Noncurrent assets                                    61.1            109.0           170.1
                                                    -----            -----           -----
Total assets                                       $ 77.3           $124.0          $201.3
                                                   ======           ======          ======

Current liabilities                                $ 11.1           $ 37.8          $ 48.9
Noncurrent liabilities                               28.3             45.1            73.4
Venture equity                                       37.9             41.1            79.0
                                                    -----            -----           -----
Total liabilities and equity                       $ 77.3           $124.0          $201.3
                                                   ======           ======          ======


YEAR ENDED DECEMBER 31, 2000
Net sales                                          $ 77.8           $101.1          $178.9
Gross profit                                         10.1             10.3            20.4
Net income                                            5.4              2.7             8.1

AUGUST 4, 1999 THROUGH DECEMBER 31,  1999
Net sales                                          $ 16.3           $ 37.0          $ 53.3
Gross profit                                          2.2              7.6             9.8
Net income (loss)                                    (0.8)             3.6             2.8

    In connection with the Recapitalization, the Company loaned Leshan-Phoenix Semiconductor Ltd. ("Leshan") $28.3 million to refinance third-party non-recourse loans. During 2000, the Company loaned Leshan an additional $30.0 million to finance facility expansion. The Company's loans to Leshan bear interest at 10.5%, payable quarterly, and are included in other assets in the consolidated balance sheets.

    As part of the joint venture agreement for Semiconductor Miniatures Products Malaysia Sdn. Bhd. ("SMP"), the Company's joint venture partner, Philips Semiconductors International B.V. ("Philips"), was provided the right to purchase the Company's interest between January 2001 and July 2002. On February 1, 2001, Philips exercised its purchase right, acquiring the entire ownership interest in SMP held by the Company. This transaction resulted in proceeds of approximately $20.4 million and a pre-tax gain of approximately $3.2 million.

NOTE 6: RESTRUCTURING CHARGES

  2000

    In March 2000, the Company recorded a $4.8 million charge to cover costs associated with a restructuring program at its manufacturing facility in Guadalajara, Mexico. The charge included $3.2 million to cover employee separation costs associated with the termination of approximately 500 employees and $1.6 million for asset impairments that were charged directly against the related assets.

    In September 2000, the Company completed a detailed evaluation of the costs to be incurred to complete the March 2000 restructuring. Based on this evaluation, the Company released $0.8 million of its remaining restructuring reserve for employee separation costs to income as a credit to restructuring charges in the consolidated statement of operations and comprehensive income. Also in conjunction with this evaluation, the Company recorded an additional charge of $0.8 million for asset impairments that were charged directly against the related assets. As of December 31, 2000, the remaining liability relating to this restructuring program was $0.7 million.

1999

    In December 1999, the Company recorded a restructuring charge of $11.1 million, including $3.5 million to cover employee separation costs relating to approximately 150 employees at a manufacturing facility in Mesa, Arizona that was closed in December as well as $7.6 million to cover equipment write-downs at that facility and other non-cash business exit costs that were charged directly against the related assets. As of December 31, 2000, there was no remaining liability relating to the 1999 restructuring program.

1998

    In June 1998, Motorola recorded a charge to cover restructuring costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses and a reduction in worldwide employment by 20,000 employees. Asset impairment and other charges were also recorded for the write-down of assets which became impaired as a result of current business conditions or business portfolio decisions. The Company's charges related to these actions totaled $189.8 million and consisted of $13.2 million relating to the consolidation of manufacturing operations in Arizona and the Philippines, $20.7 million for costs relating to the exit of certain businesses, $102.0 million for separation costs associated with the planned reductions of 3,900 employees and $53.9 million for asset impairments that were charged directly against property, plant and equipment.

    As of the date of the Recapitalization, the Company had spent $92.8 million in connection with the related restructuring actions including $3.8 million for the consolidation of manufacturing operations, $15.8 million for business exits and $73.2 million for employee separations costs relating to approximately 3,000 employees. In connection with the Recapitalization, Motorola agreed to retain the remaining employee separation reserve of $28.8 million to cover approximately 900 employees who were to remain employees of and be released by Motorola. At August 4, 1999, the Company had remaining reserves of $9.4 million relating to the consolidation of manufacturing operations and $4.9 million for business exits for a total restructuring reserve of $14.3 million.

    In December 1999, the Company completed a detailed evaluation of the costs to be incurred to complete the remaining restructuring actions. Based on this evaluation, the Company released $7.4 million of its remaining 1998 restructuring reserve to income as a credit to restructuring charges in the consolidated statement of operations and comprehensive income. As of December 31, 2000, there was no remaining liability relating to the 1998 restructuring program.

    A summary of activity in the Company's restructuring reserves is as follows (in millions):


    Balance, August 4, 1999                                    $   14.3

    Plus: December 1999 employee separation charge                  3.5
    Less: Payments charged against the reserve
                                                                   (0.9)
    Less: Reserve released to income                               (7.4)
                                                               --------

    Balance, December 31, 1999                                      9.5

    Plus: March 2000 employee separation charge                     3.2
    Less: Payments charged against the reserve                    (11.2)
    Less: Reserve released to income                               (0.8)
                                                               --------

    Balance, December 31, 2000                                 $    0.7
                                                               ========


    Restructuring charges are summarized as follows (in millions):

                                                                                                         AUGUST 4, 1999
                                                                                  YEAR ENDED                THROUGH
                                                                                  DECEMBER 31,            DECEMBER 31,
                                                                                      2000                    1999
                                                                                 --------------          --------------
              Reserve released to income                                           $     (0.8)               $  (7.4)
              Restructuring charge (including non-cash portion)                           5.6                   11.1
                                                                                   ----------                -------
                                                                                   $      4.8                $   3.7
                                                                                   ==========                =======

NOTE 7: LONG-TERM DEBT

    Long-term debt consists of the following (dollars in millions):

                                                     AMOUNT OF       DECEMBER 31, 2000                 DECEMBER 31, 1999
                                                     FACILITY      INTEREST RATE    BALANCE         INTEREST RATE     BALANCE
                                                     --------      -------------    -------         -------------     -------
    Senior bank facilities:
      Tranche A                                      $ 200.0           9.438%       $    18.4            8.927%      $   125.5
      Tranche B                                        325.0          10.250%           314.0            9.313%          325.0
      Tranche C                                        350.0          10.500%           338.2            9.563%          350.0
      Tranche D                                        200.0           9.750%           198.7              --               --
      Revolver                                         150.0             --                --              --               --
                                                                                    ---------                        ---------
                                                                                        869.3                            800.5
    12% senior subordinated notes due 2009                                              260.0                            400.0
    10% junior subordinated note payable to
      Motorola due 2011 (including accrued
      interest of $13.5 and $3.8)                                                       104.5                             94.8
    2.25% note payable due 2010 (Japan)                                                  24.5                               --
    Less: Current maturities                                                             (5.6)                              --
                                                                                    ---------                        ---------
                                                                                    $ 1,252.7                        $ 1,295.3
                                                                                    =========                        =========


                                                                           32/33

    Borrowings under the Tranche A, B, C and D facilities amortize within six to eight years. The Tranche A facility includes a delayed-draw facility of $134.5 million, of which $0 and $60.0 million had been borrowed as of December 31, 2000 and 1999, respectively. Although no amounts are outstanding under the Company's revolving credit facility as of December 31, 2000, the amount available has been reduced by $13.5 million for letters of credit issued on behalf of the Company. The Company is obligated to pay a fee for unutilized commitments at a rate of
 .50% per annum. Prepayment of borrowings under the Tranche B and C facilities require a premium of 2% of the principal amount prepaid prior to August 4, 2000 and 1% of the principal amount prepaid during the period from August 4, 2000 to August 4, 2001.

    Except as discussed below, the senior subordinated notes may not be redeemed prior to August 1, 2004. Redemption prices range from 106% of the principal amount if redeemed in 2004 to 100% if redeemed in 2008 or thereafter. Up to 35% of the aggregate principal amount of the senior subordinated notes may be redeemed prior to August 4, 2002 with the net cash proceeds of a public equity offering at a redemption price equal to 112% of the principal amount redeemed.

    On May 3, 2000 the Company completed the initial public offering of its common stock. A portion of the net proceeds were used to redeem $140 million of the senior subordinated notes and to prepay $131 million of the loans outstanding under the senior bank facilities (see Note 1).

    On October 27, 2000 the Company's Japanese subsidiary borrowed $26.1 million from a Japanese bank for expansion of facilities in Japan. Interest is due semi-annually. The loan matures over ten years with semi-annual principal payments commencing in 2003.

    Interest on the senior subordinated notes is payable semi-annually. Interest on the junior subordinated note compounds semi-annually, and is due at maturity.

    Borrowings under the senior bank facilities bear interest, payable quarterly, at rates selected by the Company based on LIBOR or the alternate base rate defined in the related agreement plus a spread as follows:

                                                                          ALTERNATE
                                                               LIBOR      BASE RATE
                                                               -----      ---------
                                   Tranche A                   +2.75%      +1.75%
                                   Tranche B                   +3.50%      +2.50%
                                   Tranche C                   +3.75%      +2.75%
                                   Tranche D                   +3.00%      +2.00%
                                   Revolver                    +2.75%      +1.75%

    The senior bank facilities as well as the senior subordinated notes contain various covenants and restrictions, including restrictions on the payment of dividends under certain circumstances, and require that substantially all of the Company's assets be pledged as collateral.

    Annual maturities of long-term debt are as follows (in millions):


                                   YEAR  ENDING  DECEMBER 31:
                                   --------------------------
                                   2001                                     $     5.6
                                   2002                                          11.7
                                   2003                                          14.3
                                   2004                                          17.8
                                   2005                                         164.7
                                   Thereafter                                 1,044.2
                                                                            ---------
                                                                            $ 1,258.3
                                                                            =========

    In connection with the Recapitalization, the Company refinanced third-party non-recourse loans of the majority-owned joint ventures located in the Czech Republic totaling $44.8 million with intercompany loans.

    In connection with the Recapitalization, the Company and SCI LLC, its primary domestic operating subsidiary (collectively, the "Issuers"), issued $400.0 million senior subordinated notes due 2009. As of December 31, 2000, $260.0 million of the senior subordinated notes were outstanding. The Company's other domestic subsidiaries (collectively, the "Guarantor Subsidiaries") have jointly and severally, irrevocably and unconditionally guaranteed the Issuers' obligations under the senior subordinated notes. The Guarantor Subsidiaries include holding companies whose net assets consist primarily of investments in the Company's foreign joint ventures in China, Malaysia and the Czech Republic and nominal equity interests in certain of the Company's foreign subsidiaries as well as Semiconductor Components Industries of Rhode Island, Inc. The foreign joint ventures and the Company's foreign subsidiaries (collectively, the "Non-Guarantor Subsidiaries") themselves are not guarantors of the senior subordinated notes.

    The Company does not believe that the separate financial statements and other disclosures concerning the Guarantor Subsidiaries provide any additional information that would be material to investors in making an investment decision. Condensed consolidating financial information for the Issuers, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries is as follows (in millions):

As of and for the year ended December 31, 2000


                                                    Issuers
                                            -----------------------
                                               ON                                        Non-
                                          Semiconductor                 Guarantor      Guarantor
                                           Corporation       SCI LLC   Subsidiaries   Subsidiaries   Elimination        Total
                                           -----------       -------   ------------   ------------   -----------        -----
Receivables, net                            $     --        $  118.2     $     --        $  153.0       $     --       $  271.2
Inventories                                       --            48.4          6.6           261.6          (58.5)         258.1
Other current assets                              --            81.7         (0.4)          179.7            8.2          269.2
                                            --------        --------     --------        --------       --------       --------
 Total current assets                             --           248.3          6.2           594.3          (50.3)         798.5

Property, plant and equipment, net                --           157.5         52.4           438.5           (0.2)         648.2
Deferred income taxes                             --           278.1         14.2            (5.5)            --          286.8
Goodwill and other intangibles                    --              --        140.8              --             --          140.8
Investments and other assets, net              429.4           340.8         57.8             5.6         (684.9)         148.7
                                            --------        --------     --------        --------       --------       --------
 Total assets                               $  429.4        $1,024.7     $  271.4        $1,032.9       $ (735.4)      $2,023.0
                                            ========        ========     ========        ========       ========       ========

Accounts payable                            $     --        $   62.0     $    7.0        $  106.0       $     --       $  175.0
Accrued expenses and other current
     liabilities                                (3.2)          124.4         10.4            97.2            1.3          230.1
                                            --------        --------     --------        --------       --------       --------
 Total current liabilities                      (3.2)          186.4         17.4           203.2            1.3          405.1

Long-term debt(1)                              260.0         1,228.2           --            24.5         (260.0)       1,252.7
Other long-term liabilities                       --             9.7           --            11.1             --           20.8
Intercompany(1)                               (165.1)         (782.6)       150.4           537.3          260.0             --
                                            --------        --------     --------        --------       --------       --------
 Total liabilities                              91.7           641.7        167.8           776.1            1.3        1,678.6
Minority interests                                --              --           --              --            6.7            6.7
Stockholders' equity (deficit)                 337.7           383.0        103.6           256.8         (743.4)         337.7
                                            --------        --------     --------        --------       --------       --------
Liabilities, minority interests and
 stockholders' equity (deficit)             $  429.4        $1,024.7     $  271.4        $1,032.9       $ (735.4)      $2,023.0
                                            ========        ========     ========        ========       ========       ========

Revenues                                    $     --        $2,245.8     $  122.4        $2,504.5      $(2,798.8)      $2,073.9
Cost of sales                                     --         1,765.6         92.0         2,256.4       (2,759.0)       1,355.0
                                            --------        --------     --------        --------       --------       --------
Gross profit                                      --           480.2         30.4           248.1          (39.8)         718.9
                                            --------        --------     --------        --------       --------       --------
Research and development                          --            36.8         13.0            19.4             --           69.2
Selling and marketing                             --            56.9          6.4            36.8             --          100.1
General and administrative                        --           180.7          5.0            47.7             --          233.4
Amortization of goodwill and other
 intangibles                                      --              --         16.8              --             --           16.8
Write-off of acquired in-process
 research and development                         --              --         26.9              --             --           26.9
Restructuring charges                             --              --           --             4.8             --            4.8
                                            --------        --------     --------        --------       --------       --------
Total operating expenses                          --           274.4         68.1           108.7             --          451.2
                                            --------        --------     --------        --------       --------       --------
Operating income (loss)                           --           205.8        (37.7)          139.4          (39.8)         267.7
Interest expense, net                             --           (78.5)       (14.3)          (38.4)            --         (131.2)
Equity earnings                                 71.1            24.1          6.3              --          (97.1)           4.4
                                            --------        --------     --------        --------       --------       --------
Income (loss) before taxes, minority
 interests and extraordinary loss               71.1           151.4        (45.7)          101.0         (136.9)         140.9
Provision for income taxes                        --           (58.9)        20.8           (21.5)           9.5          (50.1)
Minority interests                                --              --           --              --           (2.2)          (2.2)
Extraordinary loss on prepayment of debt
 (net of income tax)                              --           (17.5)          --              --             --          (17.5)
                                            --------        --------     --------        --------       --------       --------
Net income (loss)                           $   71.1        $   75.0     $  (24.9)       $   79.5       $ (129.6)      $   71.1
                                            ========        ========     ========        ========       ========       ========


                                                        (continued on next page)


                                                                           34/35

(continued from previous page)

                                                    Issuers
                                            -----------------------
                                               ON                                        Non-
                                          Semiconductor                 Guarantor      Guarantor
                                           Corporation       SCI LLC   Subsidiaries   Subsidiaries   Elimination        Total
                                           -----------       -------   ------------   ------------   -----------        -----

Net cash provided by (used in)
 operating activities                       $     --        $  396.1     $    8.9        $ (103.7)      $     --       $  301.3
Cash flows from investing activities:
 Purchases of property, plant and
  equipment                                       --           (49.4)       (10.0)         (139.4)            --       $ (198.8)
 Investment in business, net of cash
  acquired                                        --          (253.2)          --              --             --         (253.2)
 Investments in joint ventures and other          --            (2.5)          --              --             --           (2.5)
 Acquisition of minority interests in
  consolidated subsidiaries                       --              --           --            (1.5)            --           (1.5)
 Loans to unconsolidated joint venture            --           (30.0)          --              --             --          (30.0)
 Proceeds from sales of property, plant
  and equipment                                   --             4.8           --            13.3             --           18.1
                                            --------        --------     --------        --------       --------       --------
   Net cash used in investing activities          --          (330.3)       (10.0)         (127.6)            --         (467.9)
                                            --------        --------     --------        --------       --------       --------
Cash flows from financing activities:
 Proceeds from initial public offering,
  net of offering expenses                        --           514.8           --              --             --          514.8
 Proceeds from borrowings                         --           200.0           --            26.1             --          226.1
 Intercompany loans                               --          (280.0)          --           280.0             --             --
 Intercompany loan repayments                     --            41.5           --           (41.5)            --             --
 Payment of debt issuance costs                   --            (3.2)          --              --             --           (3.2)
 Repayment of senior credit facilities,
  including prepayment penalty                    --          (131.5)          --              --             --         (131.5)
 Repayment of senior subordinated notes,
  including prepayment penalty                    --          (156.8)          --              --             --         (156.8)
 Redemption of preferred stock,
  including accrued dividends                     --          (228.4)          --              --             --         (228.4)
 Proceeds from exercise of stock options
  and issuance of common stock
  under the employee stock purchase plan          --             7.8           --              --             --            7.8
                                            --------        --------     --------        --------       --------       --------
   Net cash (used in) provided by
    financing activities                          --           (35.8)          --           264.6             --          228.8
                                            --------        --------     --------        --------       --------       --------
Effect of exchange rate changes
 on cash and cash equivalents                     --              --           --            (0.1)            --           (0.1)
                                            --------        --------     --------        --------       --------       --------
Net increase (decrease) in cash and
 cash equivalents                                 --            30.0         (1.1)           33.2             --           62.1
Cash and cash equivalents, beginning
 of period                                        --            14.9           --           111.9             --          126.8
                                            --------        --------     --------        --------       --------       --------
Cash and cash equivalents, end of
 period                                     $     --        $   44.9     $   (1.1)       $  145.1       $     --       $  188.9
                                            --------        --------     --------        --------       --------       --------

As of December 31, 1999 and for the period from August 4, 1999 to December 31, 1999

                                                               Issuers
                                                     ------------------------
                                                           ON                                     Non-
                                                     Semiconductor                 Guarantor    Guarantor
                                                       Corporation    SCI LLC     Subsidiaries Subsidiaries Elimination     Total
                                                     -------------    -------     ------------ ------------ -----------     -----
Receivables, net                                        $     --     $   89.5       $     --    $  163.5     $   (3.3)    $  249.7
Inventories                                                   --        106.0             --       131.4        (31.2)       206.2
Other current assets                                          --         37.7             --       143.5           --        181.2
                                                        --------     --------       --------    --------     --------     --------
 Total current assets                                         --        233.2             --       438.4        (34.5)       637.1
Property, plant and equipment, net                            --        163.7             --       406.1         (0.1)       569.7
Deferred income taxes                                         --        291.8             --        (2.8)          --        289.0
Investments and other assets                               392.9        245.8           54.6         3.6       (575.9)       121.0
                                                        --------     --------       --------    --------     --------     --------
 Total assets                                           $  392.9     $  934.5       $   54.6    $  845.3     $ (610.5)    $1,616.8
                                                        ========     ========       ========    ========     ========     ========
Accounts payable                                        $     --     $   58.4       $    0.7    $   73.3     $   (9.9)    $  122.5
Accrued expenses and other current liabilities                --         99.1             --       104.3          1.4        204.8
                                                        --------     --------       --------    --------     --------     --------
 Total current liabilities                                    --        157.5            0.7       177.6         (8.5)       327.3

Long-term debt(1)                                          400.0      1,295.3             --          --       (400.0)     1,295.3
Other long-term liabilities                                   --          2.6             --         9.6           --         12.2
Intercompany(1)                                             21.0       (859.9)            --       466.3        372.6           --
                                                        --------     --------       --------    --------     --------     --------
 Total liabilities                                         421.0        595.5            0.7       653.5        (35.9)     1,634.8
Minority interests                                            --           --             --          --         10.1         10.1
Redeemable preferred stock                                 219.6           --             --          --           --        219.6
Stockholder's equity (deficit)                            (247.7)       339.0           53.9       191.8       (584.7)      (247.7)
                                                        --------     --------       --------    --------     --------     --------
Liabilities, minority interests, redeemable
 preferred stock and stockholders' equity (deficit)     $  392.9     $  934.5       $   54.6    $  845.3     $ (610.5)    $1,616.8
                                                        ========     ========       ========    ========     ========     ========
Revenues                                                $     --     $  783.4       $     --    $  538.0     $ (522.7)    $  798.7
Cost of sales                                                 --        652.1             --       443.9       (522.7)       573.3
                                                        --------     --------       --------    --------     --------     --------
Gross profit                                                  --        131.3             --        94.1           --        225.4
                                                        --------     --------       --------    --------     --------     --------
General and administrative                                    --         49.8             --        27.5           --         77.3
Other operating expenses                                      --         37.0             --        11.9         (4.3)        44.6
                                                        --------     --------       --------    --------     --------     --------
 Total operating expenses                                     --         86.8             --        39.4         (4.3)       121.9
                                                        --------     --------       --------    --------     --------     --------
Operating income                                              --         44.5             --        54.7          4.3        103.5
Interest expense, net                                         --        (38.8)            --       (17.1)          --        (55.9)
Equity earnings                                             29.8         21.5            3.0          --        (52.9)         1.4
                                                        --------     --------       --------    --------     --------     --------
Income before taxes and minority interests                  29.8         27.2            3.0        37.6        (48.6)        49.0
Provision for income taxes                                    --         (4.0)            --       (13.4)        (0.7)       (18.1)
Minority interests                                            --           --             --          --         (1.1)        (1.1)
                                                        --------     --------       --------    --------     --------     --------
Net income                                              $   29.8     $   23.2       $    3.0    $   24.2     $  (50.4)    $   29.8
                                                        ========     ========       ========    ========     ========     ========

                                                        (continued on next page)



                                                                           36/37

(continued from previous page)

                                                               Issuers
                                                     ------------------------
                                                           ON                                     Non-
                                                     Semiconductor                 Guarantor    Guarantor
                                                       Corporation    SCI LLC     Subsidiaries Subsidiaries Elimination     Total
                                                     -------------    -------     ------------ ------------ -----------     -----
Net cash provided by (used in) operating
 activities                                             $     --     $  137.5       $    4.9    $ (101.7)    $     --     $   40.7
Cash flows from investing activities:
 Purchases of property, plant and equipment                   --         (1.8)            --       (62.2)          --        (64.0)
 Loans to unconsolidated joint venture                        --        (28.3)            --          --           --        (28.3)
 Investments in joint ventures and other                      --           --           (4.9)         --           --         (4.9)
 Proceeds from sales of property, plant and
  equipment                                                   --           --             --         1.8           --          1.8
                                                        --------     --------       --------    --------     --------     --------
  Net cash used in investing activities                       --        (30.1)          (4.9)      (60.4)          --        (95.4)
                                                        --------     --------       --------    --------     --------     --------
Cash flows from financing activities:
 Proceeds from issuance of common stock to an
  affiliate of Texas Pacific Group                            --        187.5             --          --           --        187.5
  Proceeds from issuance of redeemable preferred
   stock to an affiliate of Texas Pacific Group               --        150.0             --          --           --        150.0
  Proceeds from borrowings under senior
   credit facilities                                          --        800.5             --          --           --        800.5

 Proceeds from issuance of senior subordinated
  notes                                                       --        400.0             --          --           --        400.0
 Payment of debt of issuance costs                            --        (52.6)            --          --           --        (52.6)
 Intercompany loans                                           --       (290.3)            --       290.3           --           --
 Intercompany loan repayments                                            15.9             --       (15.9)          --           --
 Repayment of joint venture debt                              --        (44.8)            --          --           --        (44.8)
 Net cash payments to Motorola in connection with
  Recapitalization                                            --     (1,258.7)            --          --           --     (1,258.7)
                                                        --------     --------       --------    --------     --------     --------
 Net cash (used in) provided by financing
  activities                                                  --        (92.5)            --       274.4           --        181.9
                                                        --------     --------       --------    --------     --------     --------
Effect of exchange rate changes on cash and cash
 equivalents                                                  --           --             --        (0.4)          --         (0.4)
                                                        --------     --------       --------    --------     --------     --------
Net increase in cash and cash equivalents                     --         14.9             --       111.9           --        126.8
Cash and cash equivalents, beginning of period                --           --             --          --           --           --
                                                        --------     --------       --------    --------     --------     --------
Cash and cash equivalents, end of period                $     --     $   14.9       $     --    $  111.9     $     --     $  126.8
                                                        ========     ========       ========    ========     ========     ========


(1) For purposes of this presentation, the senior subordinated notes have been reflected in the condensed balance sheets of both the Company and SCI LLC with the appropriate offset reflected in the eliminations column. Interest expense has been allocated to SCI LLC only.


NOTE 8: INCOME TAXES

    Geographic sources of income before income taxes, minority interests and extraordinary loss are as follows (in millions):

                                                                                                        AUGUST 4, 1999
                                                                                   YEAR ENDED              THROUGH
                                                                                  DECEMBER 31,           DECEMBER 31,
                                                                                     2000                    1999
                                                                                  ------------          --------------
              United States                                                        $   65.4                 $  10.8
              Foreign                                                                  75.5                    38.2
                                                                                   --------                 -------
                                                                                   $  140.9                 $  49.0
                                                                                   ========                 =======

    The provision for income taxes is as follows (in millions):

                                                                                                        AUGUST 4, 1999
                                                                                  YEAR ENDED                 THROUGH
                                                                                 DECEMBER 31,              DECEMBER 31,
                                                                                    2000                       1999
                                                                                 ------------           ---------------
              Current
                Federal                                                            $ 37.1                    $  12.3
                State and local                                                       4.6                        1.7
                Foreign                                                              20.0                       21.7
                                                                                   ------                    -------
                                                                                     61.7                       35.7
                                                                                   ------                    -------
              Deferred
                Federal                                                              (8.8)                      (7.9)
                State and local                                                      (1.2)                      (1.1)
                Foreign                                                              (1.6)                      (8.6)
                                                                                   -------                   -------
                                                                                    (11.6)                     (17.6)
                                                                                   ------                    -------
                                                                                   $ 50.1                     $ 18.1
                                                                                   ======                     ======

    A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                                                                        AUGUST 4, 1999
                                                                                  YEAR ENDED                THROUGH
                                                                                 DECEMBER 31,             DECEMBER 31,
                                                                                     2000                     1999
                                                                                 ------------           --------------
              U.S. federal statutory rate                                           35.0%                     35.0%
              Increase (decrease) resulting from:
                State and local taxes, net of federal tax benefit                    2.8                       1.1
                Foreign withholding taxes                                            2.0                       1.4
                Foreign rate differential                                           (3.5)                     (2.6)
                Other                                                               (0.7)                      2.1
                                                                                   ------                    -----
                                                                                    35.6%                     37.0%
                                                                                   =====                     =====

    Deferred tax assets (liabilities) are as follows (in millions):

                                                                                               DECEMBER 31,
                                                                                     -------------------------------
                                                                                      2000                     1999
                                                                                     ------                  -------
              Tax-deductible goodwill                                                $271.5                  $ 297.6
              Reserves and accruals.                                                   25.0                     16.8
              Inventories                                                              14.4                      7.3
              Fixed Assets                                                              9.1                     (9.6)
              Other                                                                     7.5                      5.3
                                                                                     ------                  -------
                                                                                     $327.5                  $ 317.4
                                                                                     ======                  =======

    Realization of deferred tax assets is dependent upon the Company generating sufficient taxable income in the future. Based on the Company's history of profitable operations, management has concluded that it is more likely than not that the Company will ultimately realize the full benefit of its deferred tax assets. Accordingly, the Company has not provided a valuation allowance for its net deferred tax assets.

    Income taxes have not been provided in the U.S. on the Company's share ($139.5 million) of undistributed earnings of foreign subsidiaries over which it has sufficient influence to control the distribution of such earnings and has determined that such earnings have been reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, if foreign earnings were lent to any of the Company's U.S. subsidiaries, or if the Company sells its stock in the subsidiaries. The Company estimates that repatriation of these foreign earnings would generate additional foreign tax withholdings of $12.2 million and federal income tax, net of foreign tax credits, of $16.1 million.

NOTE 9: REDEEMABLE PREFERRED STOCK

    In connection with the Recapitalization, the Company issued 2,090 shares of its 12% mandatorily redeemable preferred stock with an original liquidation value of $209 million. Dividends on the preferred stock were payable quarterly and compound to the extent not paid. The Company redeemed all outstanding preferred stock with the net proceeds from the Company's initial public offering (see Note 1).

NOTE 10: STOCK OPTIONS

    1999 FOUNDERS STOCK OPTION PLAN

     The Company has adopted the ON Semiconductor 1999 Founders Stock Option Plan ("the 1999 Plan"), an incentive plan for key employees, directors and consultants. A total of 11,576,666 shares of the Company's common stock have been reserved for issuance under the 1999 Plan. The 1999 Plan is administered by the Board of Directors or a committee thereof, which is authorized to, among other things, select the key employees, directors and consultants who will receive grants and determine the exercise prices and vesting schedules of the options. Prior to the existence of a public market for the Company's common stock, fair market value was determined by the Board of Directors.

     Generally, the options vest over a period of four years, with approximately 8% becoming immediately vested and exercisable on the grant date. All outstanding options vest automatically upon a change of control (as defined in the plan), provided the option holder is employed by the Company on the date of the change in control. Upon the termination of an option holder's employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after date of termination (one year in the case of death or disability).

    2000 STOCK INCENTIVE PLAN

    On February 17, 2000, the Company adopted the 2000 Stock Incentive Plan ("the 2000 Plan") to provide key employees, directors and consultants with various equity-based incentives as described in the plan document. A total of
10.0 million shares of the Company's common stock have been reserved for grants under the 2000 Plan. The 2000 Plan is administered by the Board of Directors or a committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise prices or performance criteria, if applicable, and vesting schedules.

    At December 31, 2000 and 1999, respectively, 6,596,326 and 1,475,348 of common stock were available for issuance under the plans.

     Additional information with respect to stock option plan activity is as follows:

                                           OUTSTANDING OPTIONS
                                    -------------------------------------
                                                         WEIGHTED AVERAGE
                                    NUMBER OF SHARES      EXERCISE PRICE
                                    ----------------     ----------------
August 4, 1999                                  -
  Grants                               10,101,318             $ 1.50
                                       ----------
December 31, 1999                      10,101,318               1.50
 Grants                                 5,525,770              15.18
 Exercises                               (601,646)              1.67
 Cancellations                           (646,748)              7.71
                                       ----------
December 31, 2000                      14,378,694             $ 6.46
                                       ==========



                                                                           38/39

The following tables summarize options outstanding and options exercisable at December 31, 2000:

                                                   OUTSTANDING OPTIONS
                                 ------------------------------------------------------
                                                         WEIGHTED
                                                          AVERAGE
                                                        CONTRACTUAL      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES         NUMBER OF SHARES     LIFE (IN YEARS)     EXERCISE PRICE
------------------------         ----------------     ---------------     --------------
$1.50-$1.50                           9,137,008             8.69              $1.50
$9.03-$16.00                          4,710,435             9.43              14.67
$17.37-$21.38                           531,251             9.57              19.23
                                     ----------
Totals                               14,378,694                               $6.46
                                     ==========

                                                   EXERCISABLE OPTIONS
                                 ------------------------------------------------------
                                                         WEIGHTED
                                                          AVERAGE
                                                        CONTRACTUAL    WEIGHTED AVERAGE
EXERCISE PRICES                  NUMBER OF SHARES     LIFE (IN YEARS)    EXERCISE PRICE
---------------                  ----------------     ---------------    --------------
$1.50                                  2,258,574              8.69             $1.50
$16.00                                   324,391              9.32             16.00
                                       --------
Totals                                 2,582,965                               $3.32
                                       =========

     These options will expire if not exercised at specific dates through November 2010. Exercise prices for options exercised during 2000 ranged from $1.50 to $16.00.

     During 2000, an employee of the Company was granted 80,000 stock appreciation rights with a option price of $16.00.

     In 2000, the Company granted certain consultants options to purchase approximately 91,000 shares of common stock at exercise prices ranging from $1.50 to $16.00 per share. The aggregate estimated fair value of these options of $1.2 million is being recognized as expense over the remaining service period of the respective consulting agreements. Compensation expense related to these stock options was approximately $700,000.

     In 1999, the Company paid its Chairman of the Board a consulting fee of $100,000 and granted him an option to purchase 200,000 shares of common stock for services rendered in connection with the Recapitalization. Also in 1999, the Company paid an entity owned by one of its directors a consulting fee of $1,750,000 and granted that director an option to purchase 410,000 shares of common stock for services rendered in connection with the Recapitalization. The options, which have an exercise price of $1.50 per share, were recorded as a charge to accumulated deficit at their estimated fair value of $600,000.

2000 EMPLOYEE STOCK PURCHASE PLAN

     On February 17, 2000, the Company adopted the 2000 Employee Stock Purchase Plan. Subject to local legal requirements, each of the Company's full-time employees has the right to elect to have up to 10% of their payroll applied towards the purchase of shares of the Company's common stock at a price equal to 85% of the fair market value of such shares as determined under the plan. Employees will be limited to annual purchases of $25,000 under this plan. During 2000, employees purchased 978,123 shares under the plan. The Company has reserved 1.5 million shares of common stock for issuance under this plan.

     As permitted by SFAS 123, the Company measures compensation expense in accordance with APB 25. Had the Company determined compensation expense in accordance with SFAS 123, the Company's net income for 2000 and for the period from August 4, 1999 through December 31, 1999 would have been reduced to the pro-forma amounts indicated below (in millions):

                                                                                                   AUGUST 4, 1999
                                                                                 YEAR ENDED            THROUGH
                                                                                 DECEMBER 31,        DECEMBER 31,
                                                                                    2000                1999
                                                                                ------------       ---------------
              As reported                                                          $ 71.1              $ 29.8
              Pro-forma                                                              63.7                29.5

     The fair value of options granted in 2000 and 1999 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Employee Stock Options                      2000     1999
----------------------                      -------------
Expected life (in years)                    5.00     5.00
Risk-free interest rate                     6.41%    5.90%
Volatility                                  0.60     0.00

Employee Stock Purchase Plan                2000     1999
----------------------------                -------------
Expected life (in years)                      .33     n/a
Risk-free interest rate                     6.20%     n/a
Volatility                                  0.60      n/a

    The weighted average estimated fair value of employee stock options granted during 2000 and 1999 was $8.04 and $0.39 per share, respectively. The weighted-average estimated fair value of shares sold under the 2000 Employee Stock Purchase Plan during 2000 was $3.73.


NOTE 11: FINANCIAL INSTRUMENTS

    As a multinational business, the Company's transactions are denominated in a variety of currencies. When appropriate, the Company uses forward foreign currency contracts to reduce its overall exposure to the effects of currency fluctuations on its results of operations and cash flows. The Company's policy prohibits speculation on financial instruments, trading in currencies for which there are no underlying exposures, or entering into trades for any currency to intentionally increase the underlying exposure.

    The Company's foreign exchange management strategy provides that foreign subsidiaries provide forecasts of their foreign currency exposures. The Company then aggregates the forecasted amounts and enters into foreign currency contracts in order to create an offset to the underlying exposures. Losses or gains on the underlying cash flows or investments offset gains or losses on the financial instruments. The Company primarily hedges existing assets and liabilities and cash flows associated with transactions currently on its balance sheet.

    At December 31, 2000 and 1999, the Company had net outstanding foreign exchange contracts with notional amounts of $29.7 million and $128.0 million, respectively. Most of the contracts, which were obtained through Motorola, mature within two months with the longest maturity extending eight months. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities and transactions being hedged. The following schedule shows the largest net foreign exchange hedge positions in U.S. dollars as of December 31, 2000 and 1999 (in millions):

                                                                            DECEMBER 31,      DECEMBER 31,
                                                                               2000              1999
                                                                             BUY (SELL)        BUY (SELL)
                                                                             ----------        ----------
                                 Japanese Yen                                 $(58.6)           $(94.0)
                                 Malaysian Ringgit                              19.4             (18.0)
                                 Euro                                            6.6             (19.0)
                                 Mexican Peso                                    1.1              47.0
                                 British Pound                                  (1.5)            (24.0)

    The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. Motorola is the counterparty for all of the Company's foreign exchange contracts, and no credit-related losses are anticipated. For 2000 and for the period August 4, 1999 to December 31, 1999 aggregate foreign currency transaction gains totaled $6.9 million and $2.2 million, respectively.

    At December 31, 2000, the Company had four interest rate swaps which were entered into in August and December 2000.

These derivatives, required by the credit agreement relating to the senior bank facilities, are floating-to-fixed interest rate swaps based on LIBOR with quarterly interest rate resets. Amounts to be paid or received under the contracts are recorded as an adjustment to interest expense. The aggregate notional amount of these swaps totals $255 million and is used solely as the basis for which the payment streams are calculated and exchanged. The notional amount is not a measure of the exposure to the Company through the use of the swaps. The interest rate swaps expire during the years 2002 through 2004.

    At December 31, 2000, the Company had no outstanding commodity derivatives, currency swaps or options relating to either its debt instruments or investments. The Company does not have any derivatives to hedge the value of its equity investments in affiliated companies.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company uses the following methods to estimate the fair values of its financial instruments:

CASH AND CASH EQUIVALENTS

    The carrying amount approximates fair value due to the short-term maturities of such instruments.

LONG-TERM DEBT

    The fair value of amounts outstanding under the Company's senior bank facilities approximate fair value because these borrowing have variable interest rate terms. The fair values of the Company's other long-term borrowings are determined by obtaining quoted market prices if available or market prices for comparable debt instruments.

FOREIGN CURRENCY EXCHANGE CONTRACTS

    Forward foreign exchange contracts are valued at current foreign exchange rates for contracts with similar maturities.

INTEREST RATE SWAP AGREEMENTS

    The fair values of interest rate swaps are the amounts at which they could be settled and are estimated by obtaining quotes from brokers.

REDEEMABLE PREFERRED STOCK

    The fair value of the Company's redeemable preferred stock was determined using a discounted cash flow analysis, based on estimated interest rates for similar preferred stock instruments.

    The carrying amounts and fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows (in millions):


                                                        2000                            1999
                                                        ----                            ----
                                             CARRYING                         CARRYING
                                              AMOUNT         FAIR VALUE         AMOUNT         FAIR VALUE
                                             --------        ----------       --------         ----------
  Long-term debt                            $(1,252.7)       $(1,260.3)       $(1,295.3)       $(1,321.0)
  Forward foreign exchange contracts             5.8              5.8             (7.4)            (7.4)
  Interest rate swaps                             --             (2.1)              --               --
  Redeemable preferred stock                      --               --           (219.6)          (248.0)

NOTE 13: COMMITMENTS AND CONTINGENCIES

    LEASES

    The following is a schedule by year of future minimum lease obligations under non-cancelable operating leases as of December 31, 2000 (in millions):

                              YEAR ENDING DECEMBER 31:
                              -------------------------
                              2001                                                        $10.7
                              2002                                                          9.7
                              2003                                                          6.7
                              2004                                                          3.6
                              2005                                                          2.5
                              Thereafter                                                    8.8
                                                                                          -----
                                                                                          $42.0



                                                                           40/41

    The Company's existing leases do not contain significant restrictive provisions; however, certain leases contain renewal options and provisions for payment by the Company of real estate taxes, insurance and maintenance costs. Total rent expense for 2000 and the period from August 4, 1999 through December 31, 1999 was $13.0 and $7.0 million, respectively.

    LEGAL MATTERS

    The Company is currently involved in a variety of legal matters that arose in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 14: EMPLOYEE BENEFIT PLANS

   PENSION PLANS

    The Company has a noncontributory pension plan that, prior to its amendment in November 1999, covered most U.S. employees who were also formerly employees of Motorola, after one year of service. The benefit formula is dependent upon employee earnings and years of service. The Company's policy is to fund the plan in accordance with the requirements and regulations of the Internal Revenue Code. Benefits under the pension plan are valued based upon the projected unit credit cost method.

    In November 1999, the Company's U.S. pension plan was amended so that benefit accruals under the plan will be discontinued effective December 31, 2004 for those employees whose combined age and years of service (in complete years) equaled or exceeded 65 at August 4, 1999. Benefit accruals under the plan for all other employees were discontinued effective December 31, 2000. Employees will be entitled to redirect their vested account balances into a qualified individual retirement account, the Company's defined contribution plans described below, an annuity contract or to receive a lump-sum distribution. This plan curtailment resulted in a reduction in the plan's benefit obligation of $12.6 million in 1999. After recognition of the related unrecognized prior service cost and other charges, the Company recognized a net curtailment gain of $0.5 million during the period from August 4, 1999 through December 31, 1999.

    The Company plans to terminate the U.S. pension plan, effective April 15, 2001. The plan termination is subject to the approval of the Pension Benefit Guaranty Corporation, the government agency that regulates plan terminations. The Company also anticipates seeking the approval of the Internal Revenue Service with respect to the termination of the plan. On the proposed termination date of April 15, 2001, the Company intends to terminate the plan in a standard termination, which requires plan assets be sufficient to provide all benefits for all participants and beneficiaries of deceased participants.

    Certain of the Company's foreign subsidiaries provide retirement plans for substantially all of their employees. The plans conform to local practice in terms of providing minimum benefits mandated by law, collective agreements or customary practice. Benefits under all foreign pension plans are valued using the projected unit credit cost method.

    The following is a summary of the status of the pension plans and the net periodic pension cost (dollars in millions):

                                                               2000                                       1999
                                              -------------------------------------       -------------------------------------
                                                U.S.          FOREIGN                       U.S.          FOREIGN
                                              PENSION         PENSION                     PENSION         PENSION
                                                PLAN           PLANS          TOTAL         PLAN            PLANS         TOTAL
                                                ----           -----          -----         ----            -----         -----
Change in benefit obligation:
  Benefit obligation, beginning of
  period                                       $ 67.1         $ 34.3          $101.4       $ 74.8          $ 30.2        $105.0
  Service cost                                    4.7            2.6             7.3          2.5             1.1           3.6
  Interest cost                                   4.5            2.0             6.5          2.4             0.8           3.2
  Plan curtailment (gain)                          --             --              --        (12.6)             --         (12.6)
  Actuarial loss (gain)                           4.7           (2.5)            2.2           --              --            --
  Benefits paid                                  (3.6)          (0.7)           (4.3)          --            (0.1)         (0.1)
  Translation loss (gain)                          --           (2.9)           (2.9)          --             2.3           2.3
                                               ------         ------          ------       ------          ------        ------
  Benefit obligation, end of period            $ 77.4         $ 32.8          $110.2       $ 67.1          $ 34.3        $101.4
                                               ======         ======          ======       ======          ======        ======
Change in Plan Assets:
  Fair value, beginning of period              $ 61.8         $ 18.4          $ 80.2       $ 60.5          $ 13.5        $ 74.0
  Actual return on plan assets                    2.3           (1.0)            1.3          1.3             0.3           1.6
  Employer contributions                           --            2.6             2.6           --             3.4           3.4
  Benefits paid                                  (3.6)          (1.0)           (4.6)          --            (0.1)         (0.1)
  Translation gain (loss)                          --           (0.9)           (0.9)          --             1.3           1.3
                                               ------         ------          ------       ------          ------        ------
  Fair value, end of period                    $ 60.5         $ 18.1          $ 78.6       $ 61.8          $ 18.4        $ 80.2
                                               ======         ======          ======       ======          ======        ======
Balances, end of period:
  Pension benefit obligation                   $(77.4)        $(32.8)        $(110.2)      $(67.1)         $(34.3)      $(101.4)
  Fair value of plan assets                      60.5           18.1            78.6         61.8            18.4          80.2
                                               ------         ------          ------       ------          ------        ------
  Funded status                                 (16.9)         (14.7)          (31.6)        (5.3)          (15.9)        (21.2)
  Unrecognized net actuarial loss                 7.6           (0.7)            6.9           --             0.3           0.3
  Unrecognized prior service cost                 2.6            4.9             7.5          2.8             6.1           8.9
                                               ------         ------          ------       ------          ------        ------
Net liability recognized, end of period        $ (6.7)        $(10.5)         $(17.2)      $ (2.5)         $ (9.5)       $(12.0)
                                               ======         ======          ======       ======          ======        ======

The net liability recognized in the
consolidated balance sheets consists
of the following :
Accrued benefit liability                      $ (9.6)        $(10.5)         $(20.1)      $ (2.5)         $ (9.5)       ($12.0)
Intangible asset                                  2.6             --             2.6           --            --              --
Accumulated other comprehensive income            0.3             --             0.3           --            --              --
                                               ------         ------          ------       ------          ------        ------
Net liability recognized, end of period        $ (6.7)        $(10.5)         $(17.2)      $ (2.5)         $ (9.5)       $(12.0)
                                               ======         ======          ======       ======          ======        ======

Assumptions related to the pension plans
are as follows:
  Discount rate                                   6.8%          5.76%                         6.8%           6.22%
  Expected return on assets                       8.5%          7.46%                         8.5%           5.15%
  Rate of compensation increase                   5.0%          4.75%                         5.0%           7.91%

Components of net periodic pension cost:
  Service cost                                 $  4.7         $  2.6          $  7.3       $  2.5          $  1.0        $  3.5
  Interest cost                                   4.5            2.0             6.5          2.4             0.8           3.2
  Expected return on assets                      (5.2)          (1.5)           (6.7)        (2.4)           (0.5)         (2.9)
  Amortization of prior service cost              0.2            0.6             0.8          0.5             0.2           0.7
  Curtailment gain                                 --             --              --         (0.5)             --          (0.5)
                                               ------         ------          ------       ------          ------        ------
Net periodic pension cost                      $  4.2         $  3.7          $  7.9       $  2.5          $  1.5        $  4.0
                                               ======         ======          ======       ======          ======        ======




                                                                           42/43

    The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $107.5 million, $96.1 million and $76.5 million, respectively as of December 31, 2000 and $95.4 million, $80.3 million and $74.9 million, respectively as of December 31, 1999.

DEFINED CONTRIBUTION PLANS

    The Company has a deferred compensation plan ("the Savings Plan") for all eligible U.S. employees established under the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may contribute a percentage of their salary subject to certain limitations. For the period from August 4, 1999 through December 31, 1999, there were no Company matching contributions to the Savings Plan; however, U.S. employees were eligible for a profit sharing contribution. The Company recognized $1.3 million expense for the profit sharing feature of the Savings Plan for the period from August 4, 1999 through December 31, 1999. No profit sharing contribution was made for 2000. Effective January 1, 2000, the Company began matching of 100% of the first 4% of employee contributions, and 50% of the next 4% of employee contributions, as defined in the Savings Plan. The Company recognized $7.1 million of expense relating to matching contributions in 2000. Participants are at all times fully vested in their contributions and the Company's contributions.

    Certain foreign subsidiaries have defined contribution plans in which eligible employees participate. The Company recognized compensation expense of $1.0 million and $0.4 million relating to these plans during 2000 and the period from August 4, 1999 through December 31, 1999, respectively.

NOTE 15: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    The Company's non-cash financing activities and cash payments for interest and income taxes are as follows (in millions):


                                                                          AUGUST 4, 1999
                                                           YEAR ENDED         THROUGH
                                                          DECEMBER 31,     DECEMBER 31,
                                                              2000             1999
                                                          ------------    --------------
Non-cash financing activities:
  Issuance of common stock to Motorola                      $   --           $ 17.5
  Issuance of redeemable preferred stock to Motorola            --             59.0
  Issuance of junior subordinated note to Motorola              --             91.0
Cash paid for:
  Interest                                                   131.2             20.7
  Income taxes                                                54.2              5.9

NOTE 16: RELATED PARTY TRANSACTIONS

    In connection with the Recapitalization, the Company paid Texas Pacific Group a financial advisory fee in the amount of $25.0 million. The Company has also agreed to pay Texas Pacific Group an annual management fee of up to $2.0 million. In connection with the Cherry acquisition in April 2000, the Company paid Texas Pacific Group a $2.0 million advisory fee in-lieu of the annual management fee for 2000. Management fees payable to Texas Pacific Group for the period from August 4, 1999 through December 31, 1999 were $0.8 million and are included in general and administrative expense.

    In connection with the Recapitalization, Motorola assigned, licensed and sublicensed to the Company intellectual property in connection with the products the Company plans to offer (including a limited use of the Motorola trade name for one year and a transition statement, "formerly a division of Motorola," for an additional year thereafter). In addition, Motorola has agreed to continue providing information technology, human resources, supply management, logistics and finance services for agreed upon periods of time while the Company determines the most cost-effective means to obtain such services. Motorola has also agreed to continue providing manufacturing and assembly services, to continue using similar services the Company provides to them, to continue selling to the Company depreciated equipment to support the Company's capacity expansion and to lease real estate to the Company.

    The manufacturing and assembly services that the Company and Motorola have agreed to continue to provide to each other are at prices intended to approximate each party's cost of providing the services and are fixed throughout the term of the agreements. Subject to the Company's right to cancel upon six months' written notice, the Company has minimum commitments to purchase manufacturing services from Motorola of approximately $56 million, $45 million and $44 million in years 2001, 2002 and 2003, respectively.

    Related party activity between the Company and Motorola is as follows (in millions):


                                                                                                         AUGUST 4, 1999
                                                                                       YEAR ENDED            THROUGH
                                                                                       DECEMBER 31,        DECEMBER 31,
                                                                                           2000                1999
                                                                                       ------------      --------------
              Purchases of manufacturing services from Motorola                         $162.3              $101.3
              Cost of other services, rent and equipment purchased from
                Motorola                                                                    96.0                21.2

NOTE 17: SEGMENT INFORMATION

    The Company is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor components for the semiconductor industry and original equipment manufacturers and operates in one segment. The Company operates in various geographic locations. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographic location. The Company conducts a substantial portion of its operations outside of the United States and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

    Property, plant and equipment by geographic location is summarized as follows (in millions):

                                                                                              DECEMBER 31,
                                                                                           ------------------
                                                                                             2000      1999
                                                                                           -------   --------
              The Americas (primarily the U.S. and Mexico)                                 $ 275.9   $  221.4
              Asia/Pacific                                                                   171.1      159.7
              Europe                                                                         103.0       89.0
              Japan                                                                           98.2       99.6
                                                                                           -------   --------
                                                                                           $ 648.2   $  569.7
                                                                                           =======   ========

    Total revenues to unaffiliated customers by geographic location, including local sales and exports made by operations within each area are summarized as follows (in millions):

                                                                                                     AUGUST 4, 1999
                                                                                    YEAR ENDED           THROUGH
                                                                                   DECEMBER 31,       DECEMBER 31,
                                                                                       2000               1999
                                                                                   ------------      --------------
              The Americas (primarily the U.S. and Mexico)                           $  965.1          $  375.4
              Asia/Pacific                                                              551.5             183.6
              Europe                                                                    414.8             144.9
              Japan                                                                     142.5              94.8
                                                                                     --------          --------
                                                                                     $2,073.9          $  798.7
                                                                                     ========          ========

    Sales to Motorola and two other customers accounted for approximately 10%, 11% and 12%, respectively of the Company's total revenue during 2000, compared to approximately 16%, 10% and 9%, respectively of the Company's total revenue for the period from August 4, 1999 to December 31, 1999.


NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

Consolidated quarterly financial information for 2000 and for the period from August 4, 1999 through December 31, 1999 follows (in millions, except per share data):

                                                                   2000                                           1999
                                                                   ----                                           ----
Quarter ended                               April 1       July 1(1)     September 30    December 31    October 2(2)    December 31
                                            -------      ----------     ------------    -----------    ------------    -----------
Total revenues                              $ 486.8        $ 550.5         $ 543.2        $ 493.4        $ 329.0        $ 469.7

Gross profit                                  163.4          192.8           194.0          168.7           88.2          137.2

Net income before extraordinary loss           25.5           15.5            29.9           17.7           10.8           19.0


Net income (loss)                           $  25.5        $  (2.0)        $  29.9        $  17.7        $  10.8        $  19.0

Diluted net income (loss)  before
extraordinary item per common share         $  0.13        $  0.08         $  0.17        $  0.10        $  0.04        $  0.09

Diluted net income (loss) per
common  share                               $  0.13        $ (0.03)        $  0.17        $  0.10        $  0.04        $  0.09

(1) During the quarter ended July 1, 2000 the Company incurred a pre-tax charge of $26.9 million relating to the write-off of in-process research and development relating to the Cherry acquisition described in Note 3. Additionally, the Company incurred a charge of $29.2 million ($17.5 million after tax) relating to prepayment penalties, redemption premiums and the write-off of debt issuance costs. As described in Note 1, this charge was treated as an extraordinary loss in the accompanying financial statements.

(2) Includes the period from August 4, 1999 to October 2, 1999.




                                                                           44/45

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Motorola, Inc.:

    We have audited the accompanying combined statements of revenues less direct and allocated expenses before taxes for Semiconductor Components Group of Motorola, Inc. ("the Company" or "the Business") for the period from January 1, 1999 through August 3, 1999 and the year ended December 31, 1998. These combined statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

    The accompanying combined statements were prepared to comply with the rules and regulations of the Securities and Exchange Commission and on the basis of presentation as described in Note 1. The accompanying combined statements present the combined revenues less direct and allocated expenses before taxes of the Business, and are not intended to be a complete presentation of the Business' financial position, results of operations or cash flows. The results of operations before taxes are not necessarily indicative of the results of operations before taxes that would be recorded by the Company on a stand-alone basis.

    In our opinion, the accompanying combined statements present fairly, in all material respects, the combined revenues less direct and allocated expenses before taxes for the period from January 1, 1999 through August 3, 1999 and the year ended December 31, 1998, on the basis described in Note 1, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ KPMG LLP
                                        KPMG LLP

Phoenix, Arizona
January 7, 2000

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

COMBINED STATEMENTS OF REVENUES LESS DIRECT AND
ALLOCATED EXPENSES BEFORE TAXES

                                                        PERIOD
                                                         FROM
                                                    JANUARY 1, 1999      YEAR
                                                        THROUGH          ENDED
                                                     AUGUST 3, 1999  DECEMBER 31, 1998
                                                     --------------  -----------------
                                                              (IN MILLIONS)
Revenues:
  Net sales -- trade                                    $  895.4       $1,495.3
  Foundry revenues                                          91.0          162.3
                                                        --------       --------
Total revenues                                             986.4        1,657.6
                                                        --------       --------
Direct and allocated costs and expenses:
  Cost of sales                                            711.3        1,222.3
  Research and development                                  34.3           67.5
  Selling and marketing                                     39.0           92.4
  General and administrative                                89.4          205.7
  Restructuring and other charges                             --          189.8
                                                        --------       --------
  Operating costs and expenses                             874.0        1,777.7
                                                        --------       --------
                                                           112.4         (120.1)
                                                        --------       --------
Other income (expenses):
  Equity in earnings from joint ventures                     2.4            5.7
  Interest expense                                          (9.1)         (19.8)
  Minority interest in earnings of consolidated
     entities                                               (0.9)          (2.1)
                                                        --------       --------
  Other expenses, net                                       (7.6)         (16.2)
                                                        --------       --------
     Revenues less direct and allocated expenses
       before taxes                                     $  104.8       $ (136.3)
                                                        ========       ========


See accompanying notes to combined financial statements.



                                                                           46/47

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

    The Semiconductor Components Group ("SCG" or "the Business") is defined as the discrete and integrated circuits standard products of the Semiconductor Products Sector ("SPS") of Motorola, Inc. ("Motorola"), including Power BiPolar, Rectifiers, Thyristors, Zeners, TMOS, Analog, ECL, Small Signal and Logic Products. Manufacturing operations for the Business are primarily conducted in plants in Guadalajara, Mexico, Carmona, Philippines, Seremban, Malaysia (2 Plants), Phoenix, Arizona, United States and Aizu, Japan (collectively referred to as "SCG plants"). Certain manufacturing operations related to SCG products are also performed at other SPS plants. Similarly, certain SCG plants perform manufacturing operations related to other SPS product lines. SCG also has investments in various joint ventures which are accounted for on the equity method.

     Motorola performs cash management on a centralized basis and SPS processes receivables and certain payables, payroll and other activity for SCG. Most of these systems are not designed to track receivables, liabilities and cash receipts and payments on a business specific basis. Accordingly, it is not practical to determine certain assets and liabilities associated with the business. Given these constraints, certain supplemental cash flow information is presented in lieu of a statement of cash flows. (See Note 6.) Assets and liabilities not specifically identifiable to the Business include:

        (A) Cash, cash equivalents and investments. Activity in SCG cash balances is recorded through the business equity account.

        (B) Trade accounts receivable and related allowances for bad debts and product returns. Trade receivable balances are maintained by customer, not by the Business. Estimated allowances for product returns are reflected in SCG net sales. Accounts receivable related to SCG are allocated through the business equity account.

        (C) Accounts payable related to trade purchases that are made centrally by SPS in the United States. Such purchases related to SCG are allocated to SCG through the business equity account.

        (D) Certain accrued liabilities for allocated corporate costs and environmental and pension costs which are allocated to SCG through the business equity account.

    The combined statements of revenues less direct and allocated expenses before taxes include all revenues and costs attributable to the Business including an allocation of the costs of shared facilities and overhead of Motorola and SPS. In addition, certain costs incurred at SCG plants for the benefit of other SPS product lines are allocated from SCG to the other SPS divisions.

    All of the allocations and estimates in the combined statements of revenues less direct and allocated expenses before taxes are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Business had been operated on a stand-alone basis.

    Transactions between the Business and other Motorola and SPS operations have been identified in the combined statements as transactions between related parties to the extent practicable (See Note 2).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) BASIS OF COMBINATION

    All significant intercompany balances and transactions within the Business have been eliminated.

    (b) REVENUE RECOGNITION

    Revenues from the sale of SCG semiconductor products is generally recognized when shipped, with a provision for estimated returns and allowances recorded at the time of shipment.

    (c) RELATED PARTY TRANSACTIONS

    SCG manufactures products for other sectors of Motorola. Sales of these products are treated as external sales and are reflected in the accompanying combined statements of revenues less direct and allocated expenses before taxes with the related cost of sales. These sales totaled $76.1 million for the period from January 1, 1999 through August 3, 1999 and $105.7 million for the year ended December 31, 1998.

    SCG also manufactures products, at cost, for other SPS divisions and these other divisions also manufacture products for SCG. The gross amounts charged to/from SCG for these products are summarized as follows (in millions):

                                                                             JANUARY 1,
                                                                               1999
                                                                              THROUGH           YEAR ENDED
                                                                              AUGUST 3,         DECEMBER 31,
                                                                                1999                1998
                                                                                ----                ----
        Manufacturing services performed by other SPS divisions on
          behalf of SCG                                                        $ 125.5            $ 266.8
                                                                               =======            =======
        Manufacturing services performed by SCG and transferred at
          actual production costs to other SPS divisions                       $  91.0            $ 162.3
                                                                               =======            =======

    A portion of manufacturing costs transferred from other SPS divisions to SCG are capitalized into inventory at worldwide standard cost and are recorded as cost of sales as related product sales are recognized. Variations between worldwide standard cost and the actual costs transferred from other SPS divisions are considered period costs and are immediately charged to operations.

    Where it is possible to specifically identify other operating costs with the activities of SCG or other SPS product lines, these amounts have been charged or credited directly to SCG or SPS product lines without allocation or apportionment. Although a number of different approaches are used to allocate shared or common costs, there is usually a predominant basis for each expense category. Accordingly, research and development costs have been allocated from SPS based predominately on dedicated spending. Research and development from Motorola is first allocated to SPS and then allocated 20% to SCG as SCG is one of five divisions within SPS. Selling and marketing expenses from SPS have been allocated 20% to SCG and general and administrative expenses from Motorola and SPS have been allocated 20% to SCG. Prior to changing to this allocation structure in July, 1997, allocations to SCG for research and development, selling and marketing, and general and administrative expenses were based on budgeted sales volume. This change had an insignificant impact on the amount of the allocated costs.

    Total amounts allocated to SCG for research and development, selling and marketing, and general and administrative expenses were as follows (in millions):

                                                                JANUARY 1,
                                                                  1999
                                                                 THROUGH              YEAR ENDED
                                                                 AUGUST 3,            DECEMBER 31,
                                                                   1999                  1998
                                                                   ----                  ----
                     Research and development                     $ 13.3                $  33.1
                                                                  ======                =======
                     Selling and marketing                        $  2.2                $   3.7
                                                                  ======                =======
                     General and administrative                   $ 50.0                $ 115.2
                                                                  ======                =======

    These cost allocations are included in the accompanying combined statements of revenues less direct and allocated expenses before taxes but are not necessarily indicative of the costs that would be incurred by the Business on a stand-alone basis.


    (d) INTEREST EXPENSE

    Motorola had net interest expense on a consolidated basis for all periods presented. These amounts have been allocated to SPS and in turn to SCG in the amount of approximately $7.5 million for the period from January 1, 1999 through August 3, 1999 and $18.0 million for the year ended December 31, 1998, primarily on the basis of net assets. SCG management believes this allocation is reasonable, but it is not necessarily indicative of the cost that would have been incurred if the Business had been operated on a stand-alone basis.

    (e) CURRENCIES AND FOREIGN CURRENCY INSTRUMENTS

    SCG's functional currency for all foreign operations is the U.S. dollar, except for Japan and Europe which is the local currency. Accordingly, the net effect of gains and losses from translation of foreign currency financial statements into U.S. dollars is included in current operations. The net translation gains and losses for Japan and Europe are not significant and are included as a component of business equity. Gains and losses resulting from foreign currency transactions are included in current operations and were not significant for 1998 or the period from January 1, 1999 through August 3, 1999.

    (f) USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (3) EMPLOYEE BENEFIT PLANS

    Employees of SCG participate in several Motorola retirement, employee benefit, and incentive plans. These include (1) a profit sharing plan, (2) a stock bonus plan, (3) a salary deferral 401(k) plan and (4) pension and healthcare benefit plans. Motorola also has a stock option plan under which key employees of SCG may be granted nonqualified or incentive stock options to purchase shares of Motorola common stock. Certain key employees and certain management of SCG also participate in various incentive arrangements based on individual performance and Motorola/SPS/SCG profitability. The costs of these programs were allocated from Motorola to SPS and then to SCG on the basis of payroll costs and headcount and are not necessarily indicative of the costs that would be incurred on a stand-alone basis.

    SCG employees in foreign countries participate in a retirement plan within the country. In each case, the plan meets local and legal requirements of that particular country and is based on defined years of service. Each country's plan is unfunded and is accrued based on actuarially determined amounts.

(4) CONTINGENCIES

    Motorola is currently a defendant in certain legal actions relating to SCG. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the business equity, operations or liquidity of SCG.

    Motorola is also involved in certain administrative and judicial proceedings related to certain environmental matters at SCG locations. Based on information currently available, management believes that the costs of these matters are not likely to have a material adverse effect on business equity, operations or liquidity of SCG.



                                                                           48/49

(5) BUSINESS EQUITY

    Business equity represents Motorola's ownership interest in the recorded net assets of SCG. All cash transactions, accounts receivable, accounts payable in the United States, other allocations and intercompany transactions are reflected in this amount. A summary of activity is as follows (in millions):


                                                                           JANUARY 1,
                                                                              1999
                                                                             THROUGH
                                                                            AUGUST 3,               YEAR ENDED
                                                                              1999               DECEMBER 31, 1998
                                                                           ----------            -----------------
                                                                                     (IN MILLIONS)
       Balance at beginning of period                                        $ 681.0                 $ 866.4
       Revenues less direct and allocated expenses before taxes                104.8                  (136.3)
       Net intercompany activity                                               (83.9)                  (49.1)
                                                                             -------                 -------
       Balance at end of period                                              $ 701.9                 $ 681.0
                                                                             =======                 =======

(6) INDUSTRY AND GEOGRAPHIC INFORMATION

    The Business operates in one industry segment and is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor products for the semiconductor industry and original equipment manufacturers. SCG operates in various geographic locations. In the information that follows, sales include local sales and exports made by operations within each area. To control costs, a substantial portion of SCG's products are transported between various SCG and SPS facilities in the process of being manufactured and sold. Accordingly, it is not meaningful to present interlocation transfers between SCG facilities on a stand alone basis. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographical location.

    SCG conducts a substantial portion of its operations outside of the United States and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

    Sales to unaffiliated customers by geographic location is summarized as follows (in millions):

                                                                           JANUARY 1,
                                                                              1999
                                                                             THROUGH                  YEAR ENDED
                                                                            AUGUST 3,                DECEMBER 31,
                                                                              1999                       1998
                                                                           ----------                    ----
                          United States                                      $ 465.0                  $  798.7
                          Germany                                               61.2                     108.0
                          Hong Kong                                             78.0                     107.4
                          Japan                                                 76.7                     127.4
                          Singapore                                             75.1                      98.2
                          Taiwan                                                33.9                      71.0
                          Other foreign countries                              196.5                     346.9
                                                                             -------                  --------
                               Total                                         $ 986.4                  $1,657.6
                                                                             =======                  ========

    As discussed in Note 2, sales to other sectors of Motorola are treated as sales to unaffiliated customers.

(7) SUPPLEMENTAL CASH FLOW INFORMATION

    As described in Note 1, Motorola's cash management system is not designed to track centralized cash and related financing transactions to the specific cash requirements of the Business. In addition, SPS's transaction systems are not designed to track receivables and certain liabilities and cash receipts and payments on a business specific basis. Given these constraints, the following data are presented to facilitate analysis of key components of cash flow activity (in millions):


                                                                           JANUARY 1,
                                                                              1999
                                                                             THROUGH                  YEAR ENDED
                                                                            AUGUST 3,                DECEMBER 31,
                                                                              1999                       1998
                                                                           ----------                    ----
                    Operating activities:
                      Revenues less direct and allocated expenses before
                    taxes                                                    $ 104.8                  $(136.3)


                      Depreciation                                              77.4                    133.9
                      Impairment write down on property, plant and               --                      53.9
                    equipment
                      (Increase) decrease in inventories                       (27.5)                    30.4
                      Decrease in other current assets                           2.2                     (4.4)
                      Increase in other assets                                 (12.2)                     0.7
                      Increase (decrease) in accounts payable and
                    accrued expenses                                           (23.6)                    84.4
                      Increase (decrease) in non-current liabilities             2.4                      6.4
                                                                             -------                  -------
                    Cash flow from operating activities, excluding
                    Motorola financing and taxes                               123.5                    169.0
                    Investing activities:
                      Capital expenditures, net of transfers                   (39.6)                  (119.9)
                                                                             -------                  -------
                         Net financing provided to Motorola*                 $  83.9                  $  49.1
                                                                             =======                  =======

----------

* The difference between cash flow from operating activities and investing activities does not necessarily represent the cash flows of the Business, or the timing of such cash flows, had it operated on a stand-alone basis.

(8) RESTRUCTURING AND OTHER CHARGES

    In June 1998, Motorola recorded a charge to cover restructuring costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses and a reduction in worldwide employment by 20,000 employees. Asset impairment and other charges were also recorded for the writedown of assets which had become impaired as a result of current business conditions or business portfolio decisions. Motorola recorded its charge in the following restructuring categories:

   CONSOLIDATION OF MANUFACTURING OPERATIONS

    Consolidation of manufacturing operations relates to the closing of production and distribution facilities and selling or disposing of the machinery and equipment that was no longer needed and, in some cases, scrapping excess assets that had no net realizable value. The buildings associated with these production facilities, in many cases were sold to outside parties. Also included in this restructuring category were costs related to shutting down or reducing the capacity of certain production lines. In most cases, older facilities with older technologies or non-strategic products were closed. Machinery and equipment write downs related to equipment that would no longer be utilized comprised the majority of these costs. These assets have been deemed to be held for use until such time as they are removed from service and, therefore, no longer utilized in manufacturing products. An assessment was made as to whether or not there was an asset impairment related to the valuation of these assets in determining what the amount of the write down included in the restructuring charge should be for this machinery and equipment. This assessment utilized the anticipated future undiscounted cash flows generated by the equipment as well as its ultimate value upon disposition.

    The charges in this restructuring category do not include any costs related to the abandonment or sub-lease of facilities, moving expenses, inventory disposals or write downs, or litigation or environmental obligations.

    As part of the consolidation of manufacturing operations, certain SPS facilities in North Carolina, California, Arizona and the Philippines are being closed as planned. SPS is consolidating its production facilities into fewer integrated factories to achieve economies of scale and improved efficiencies and to capitalize on new technologies that should reduce operating costs.

   BUSINESS EXITS

    Business exit costs include costs associated with shutting down businesses that did not fit with Motorola's new strategy. In many cases, these businesses used older technologies that produced non-strategic products. The long-term growth and margins associated with these businesses were not in line with Motorola's expectations given the level of investment and returns. Included in these business exit costs were the costs of terminating technology agreements and selling or liquidating interests in joint ventures that did not fit with the new strategy of Motorola. Similar to consolidation of manufacturing operations, the charges in this restructuring category did not include any costs related to the abandonment or sublease of facilities, moving expenses, inventory disposals or write downs, or litigation or environmental obligations.



   EMPLOYEE SEPARATIONS

    Employee separation costs represent the costs of involuntary severance benefits for the 20,000 positions identified as subject to severance under the restructuring plan and special voluntary termination benefits offered beginning in the third quarter of 1998. The special voluntary termination benefits provided for one week of pay for each year of service between years 1-10, two weeks of pay for each year of service between years 11-19, and three weeks of pay for each year of service for year 20 and greater. The majority of employees who accepted special voluntary termination benefits did so by the end of the year, although severance payments were not completed by that time. The majority of the special voluntary termination benefits expired at the end of the Company's fourth quarter of 1998.

    As of December 31, 1998, approximately 13,800 employees have separated from Motorola through a combination of voluntary and involuntary severance programs. Of the 13,800 separated employees, approximately 8,200 were direct employees and 5,600 were indirect employees. Direct employees are primarily non-supervisory production employees, and indirect employees are primarily non-production employees and production managers.

   ASSET IMPAIRMENTS AND OTHER CHARGES

    As a result of current and projected business conditions, Motorola wrote down operating assets that became impaired. The majority of the assets written down were used manufacturing equipment and machinery.

    The amount of impairment charge for the assets written down was based upon an estimate of the future cash flows expected from the use of the assets, as well as upon their eventual disposition. These undiscounted cash flows were then compared to the net book value of the equipment, and impairment was determined based on that comparison. Cash flows were determined at the facility level for certain production facilities based upon anticipated sales value of the products to be produced and the costs of producing the products at those facilities. In cases in which sufficient cash flows were not going to be generated by the equipment at those facilities, the assets were written down to their estimated fair value. These estimated fair values were based upon what the assets could be sold for in a transaction with an unrelated third party. Since the majority of these assets were machinery and equipment, Motorola was able to utilize current market prices for comparable equipment in the marketplace in assessing what would be the fair value upon sale of the equipment.

    Building writedowns were based on marketability factors of the building in the particular location.

    Assets held for use continue to be depreciated based on an evaluation of their remaining useful lives and their ultimate values upon disposition. There were no assets held for sale at December 31, 1998 nor were any impaired assets disposed of prior to that date.

   SCG'S RESTRUCTURING CHARGE

    SCG's charges related to these actions were $189.8 million of which $53.9 million represented asset impairments charged directly against machinery and equipment. SCG's employment reductions will total approximately 3,900 of which approximately 3,000 (1,800 direct employees and 1,200 indirect employees) had separated from SCG as of August 3, 1999.



                                                                           50/51

    At December 31, 1998, $68.0 million of restructuring accruals remain outstanding. The following table displays a rollforward to December 31, 1998 of the accruals established during the second quarter of 1998:

                                                                                              ACCRUALS AT
                                                                      INITIAL     AMOUNTS     DECEMBER 31,
                                                                      CHARGES       USED         1998
                                                                      -------     -------     ------------
                                                                              (IN MILLIONS)
                            Consolidation of manufacturing
                            operations                                $  13.2     $   --        $ 13.2
                            Business exits                               20.7         9.4         11.3
                            Employee separations                        102.0        58.5         43.5
                                                                      -------     -------       ------
                                 Total restructuring                    135.9        67.9         68.0
                                                                      -------     -------       ------
                            Asset impairments and other charges          53.9        53.9           --
                                                                      -------     -------       ------
                                 Total                                $ 189.8     $ 121.8       $ 68.0
                                                                      =======     =======       ======

     SCG's remaining accrual at December 31, 1998 of $13.2 million for the consolidation of manufacturing operations represents the finalization of the plant closings in Arizona and the Philippines. Within the business exits category, the remaining accrual of $11.3 million at December 31, 1998 relates to costs of exiting two unprofitable product lines. SCG's remaining accrual of $43.5 million at December 31, 1998 for employee separations relates to the completion of severance payments in Japan, Asia, the U.K. and Arizona.

    SCG's total amount used of $121.8 million through December 31, 1998 reflects approximately $63.6 million in cash payments and $58.2 million in write-offs. The remaining $68.0 million accrual balance at December 31, 1998 is expected to be liquidated via cash payments.

    At August 3, 1999, $43.1 million of restructuring accruals remain outstanding. The following table displays a rollforward from December 31, 1998 to August 3, 1999, of the accruals established during the second quarter of 1998:

                                         ACCRUALS AT      1999      ACCRUALS AT
                                         DECEMBER 31,    AMOUNTS      AUGUST 3,
                                             1998          USED          1999
                                         ------------    -------    -----------
                                                       (IN MILLIONS)
Consolidation of manufacturing
operations                                  $13.2         $ 3.8         $ 9.4
Business exits                               11.3           6.4           4.9
Employee separations                         43.5          14.7          28.8
                                            -----         -----         -----
     Total restructuring                     68.0          24.9          43.1
                                            -----         -----         -----
Asset impairments and other charges            --            --            --
                                            -----         -----         -----
     Total                                  $68.0         $24.9         $43.1
                                            =====         =====         =====

    SCG's remaining accrual at August 3, 1999 of $9.4 million for the consolidation of manufacturing operations represents the finalization of the plant closings in Arizona and the Philippines. Within the business exits category, the remaining accrual of $4.9 million at August 3, 1999 relates to costs of exiting two unprofitable product lines. SCG's remaining accrual of $28.8 million at August 3, 1999 for employee separations relates to the completion of severance payments in Japan, Asia, the U.K. and Arizona. Motorola retained the employee separation accrual of $28.8 million as of August 3, 1999, to cover approximately 900 employees who will remain employees of, and be released by Motorola.

    SCG's total 1999 amount used of $24.9 million through August 3, 1999 reflects cash payments. The remaining $43.1 million accrual balance at August 3, 1999 is expected to be liquidated via cash payments.

(9) INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

    SCG participates in joint ventures in China and Malaysia. The joint ventures have been accounted for using the equity method. The investment in each joint venture approximates the underlying equity interest of such joint venture. Earnings from these joint ventures totaled $2.4 million for the period from January 1, 1999 through August 3, 1999 and $5.7 million for the year ended December 31, 1998.

                                                                        LESHAN-       SEMICONDUCTOR
                                                                        PHOENIX         MINIATURES
                                                                    SEMICONDUCTOR       PRODUCTS
                              JOINT VENTURE                              LTD.            MALAYSIA       TOTAL
              -------------------------------------------           --------------     ------------     -----
                                                                                      (IN MILLIONS)
              Country Location                                            China         Malaysia
              SCG Ownership %(Direct)                                        55%             50%
              For the year ended December 31,
                1998
              Net sales                                                 $  21.5      $     56.7        $  78.2
              Gross profit                                              $   6.5      $     20.3        $  26.8
              Income from continuing operations                         $   5.6      $      5.6        $  11.2
              Net income                                                $   5.6      $      5.3        $  10.9
              For the period from January 1, 1999 through
                August 3, 1999
              Net sales                                                 $  15.0      $     40.7        $  55.7
              Gross profit                                              $   5.7      $      7.3        $  13.0
              Income from continuing operations                         $   4.4      $      1.4        $   5.8

              Net income                                                $   4.4      $      1.4        $   5.8

(10) BUSINESS TRANSACTION

    On May 11, 1999, affiliates of the Texas Pacific Group entered into an agreement with Motorola, providing for a Recapitalization of the Business and certain related transactions, after which affiliates of Texas Pacific Group will own approximately 91% and Motorola will own approximately 9% of the outstanding voting stock of the Business. In addition, as part of these transactions, Texas Pacific Group will receive 1,500 shares and Motorola will receive 590 shares of mandatorily redeemable preferred stock of SCG Holding ("SCG Holding Preferred Stock") and Motorola will receive $91 million of junior subordinated notes of SCI LLC (the "Junior Subordinated Notes"). Cash payments to Motorola will be financed through equity investments by affiliates of Texas Pacific Group, borrowings under senior secured bank loan facilities and the issuance of senior subordinated notes due 2009.

In connection with the Recapitalization and related transactions, it is anticipated that certain wholly-owned domestic subsidiaries will be established to serve as guarantors of the senior subordinated notes due 2009. Each guarantor will jointly and severally, irrevocably and unconditionally guarantee the obligations of the issuers under the notes. The net assets to be contributed to these guarantor subsidiaries are expected to consist of SCG's equity interests in its joint ventures in China, Malaysia and Eastern Europe, nominal interests in certain foreign subsidiaries and a nominal amount of cash. The joint ventures and foreign subsidiaries themselves are not expected to be guarantors of the notes. The generated related earnings to be contributed to the guarantor subsidiaries approximated $2.4 million for the period from January 1, 1999 through August 3, 1999 and $5.7 million for the year ended December 31, 1998.